The information in this pricing supplement is not complete and may change

Filed Pursuant to Rule 424(b)(2)

File Number 333-126811

Subject to Completion

Preliminary Pricing Supplement dated June 8, 2006

Pricing Supplement to the Prospectus dated September 21, 2005 and the Prospectus Supplement dated September 22, 2005

$[•]

BARCLAYS BANK PLC

Medium-Term Notes, Series A, No. [•]

100% Principal Protected Notes due June [•], 2009

Linked to the Performance of a Basket of Multiple Asset Classes

Issuer:	Barclays Bank PLC

Issue Date:	June [•], 2006

Maturity Date:	December [•], 2008

Coupon:	We will not pay you interest during the term of the Notes.

Basket:	A basket consisting of an equally weighted allocation of [six (6)] underlying components selected from [three (3)] different asset classes (and their weight in the basket): equity indices ([ 1/3]), currencies ([ 1/3]) and commodities ([ 1/3]).

	Asset Class	Basket Component	Weight
	Equity Indices	S&P 500® Index	[1/6]
		Dow Jones EUROSTOXX 50® Index	[1/6]
	Currencies	Indian Rupee	[1/6]
		British Pound	[1/6]
	Commodities	WTI Crude Oil	[1/6]
		Zinc	[1/6]

The equity indices (and their weight in the basket) are: the S&P 500® Index ([16 2/3]%) and the Dow Jones EUROSTOXX 50® Index ([16 2/3]%) (each, a “Basket Index” and, collectively, the “Basket Indices”).

The currencies (and their weight in the basket) are: the Indian Rupee ([16 2/3%]) (“INR”) and the British Pound ([16 2/3%]) (“GBP” and, each, a “Reference Currency” and, collectively, the “Reference Currencies”). The currency rates (the “Currency Rates”) for the Reference Currencies will equal the exchange rates between the INR and the U.S. Dollar and the GBP and the U.S. Dollar at the rate of conversion of U.S. Dollars into such Reference Currency on the relevant date, expressed as the number of such Reference Currency per one unit of U.S. Dollars.

The commodities (and their weight in the basket) are: WTI crude oil ([16 2/3]%) and zinc ([16 2/3]%) (each, a “Basket Commodity” and, collectively, the “Basket Commodities”). Each Basket Index, Reference Currency and Basket Commodity is referred to as a “Basket Component” and are collectively referred to as the “Basket Components”.

Participation Rate:	[100.00]%

Payment at Maturity:	At maturity, you will receive a cash payment per $1,000 principal amount of your Notes equal to $1,000 plus the basket return, which may be zero. You will be entitled to receive a minimum payment of the full principal amount of the Notes only if you hold your Notes to maturity.

Basket Return:	The basket return equals the basket performance times the participation rate times $1,000. If the basket performance is zero or negative, the basket return will equal zero.

Basket Performance:	The basket performance equals the weighted average of the percentage change (which may be positive or negative) in the value of each of the Basket Components between June [•], 2008 (the “initial valuation date”) and December [•], 2008 (the “final valuation date”), inclusive. The basket performance will be calculated as follows:

where,

C(i) Final = Reference Value of each Basket Component C(i) on the final valuation date

C(i) Initial = Reference Value of each Basket Component C(i) on the initial valuation date

W(i) = Weighting of each Basket Component C(i)

For the definition of Reference Value, see page PS-29.

Listing:	The Notes will be not listed on any U.S. securities exchange or quotation system.

CUSIP Number:	06738C [•]

See “ Risk Factors” beginning on page PS-8 of this pricing supplement for risks related to an investment in the Notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

We may use this pricing supplement in the initial sale of Notes. In addition, Barclays Capital Inc. or another of our affiliates may use this pricing supplement in market-making transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

The Notes are not deposit liabilities of Barclays Bank PLC and are not insured by the United States Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

	Price to Public	Agent’s Commission	Proceeds to Barclays Bank PLC

Per Note	[•]%	[•]%	[•]%

Total	$[•]	$[•]	$[•]

Barclays Capital

Pricing Supplement dated June [•], 2006

PRICING SUPPLEMENT

PRICING SUPPLEMENT SUMMARY	1
RISK FACTORS	8
THE BASKET	17
VALUATION OF THE NOTES	28
SPECIFIC TERMS OF THE NOTES	28
USE OF PROCEEDS AND HEDGING	34
CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS	35

PROSPECTUS SUPPLEMENT

THE BARCLAYS BANK GROUP	S-1
USE OF PROCEEDS	S-1
DESCRIPTION OF MEDIUM-TERM NOTES	S-1
FORM, DENOMINATION AND LEGAL OWNERSHIP OF NOTES	S-5
PAYMENT AND PAYING AGENTS	S-5
RISK FACTORS RELATING TO INDEXED NOTES	S-9
RISK FACTORS RELATING TO NOTES DENOMINATED OR PAYABLE IN OR LINKED TO A NON-U.S. DOLLAR CURRENCY	S-11
EMPLOYEE RETIREMENT INCOME SECURITY ACT	S-14
PLAN OF DISTRIBUTION	S-14
VALIDITY OF SECURITIES	S-16

PROSPECTUS

FORWARD LOOKING STATEMENTS	1
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE	1
PRESENTATION OF FINANCIAL INFORMATION	1
THE BARCLAYS BANK GROUP	2
USE OF PROCEEDS	2
RATIOS OF EARNING TO FIXED CHARGES AND PREFERENCE SHARE DIVIDENDS AND OTHER APPROPRIATIONS	3
CAPITALIZATION AND INDEBTEDNESS	4
DESCRIPTION OF DEBT SECURITIES	5
DESCRIPTION OF PREFERENCE SHARES	25
DESCRIPTION OF AMERICAN DEPOSITARY RECEIPTS	31
DESCRIPTION OF SHARE CAPITAL	36
TAX CONSIDERATIONS	37
PLAN OF DISTRIBUTION	51
SERVICE OF PROCESS AND ENFORCEMENT OF LIABILITIES	54
WHERE YOU CAN FIND MORE INFORMATION	54
FURTHER INFORMATION	55
VALIDITY SECURITIES	55
EXPERTS	55
EXPENSES OF ISSUANCE AND DISTRIBUTION	55

PRICING SUPPLEMENT SUMMARY

The following is a summary of terms of the Notes, as well as a discussion of risks and other considerations you should take into account when deciding whether to invest in the Notes. The information in this section is qualified in its entirety by the more detailed explanations set forth elsewhere in this pricing supplement and in the accompanying prospectus and the accompanying prospectus supplement. References to the “prospectus” mean our accompanying prospectus, dated September 21, 2005, and references to the “prospectus supplement” mean our accompanying prospectus supplement, dated September 22, 2005, which supplements the prospectus.

This section summarizes the following aspects of the Notes:

•	What are the Notes and how do they work?

•	What are some of the risks of the Notes?

•	Is this the right investment for you?

•	What are the tax consequences?

•	How do the Notes perform at maturity?

What Are the Notes and How Do They Work?

The Notes are medium-term notes issued by Barclays Bank PLC offering full principal protection and [100.00]% participation in any appreciation of the value of a basket of the S&P 500® Index, the Dow Jones EUROSTOXX 50® Index, Indian Rupee, British Pound, WTI Crude Oil and Zinc between the initial valuation date and the final valuation date.

At maturity, the cash payment per $1,000 principal amount of the Notes will be equal to $1,000 plus the basket return, which may be zero. The “basket return” per $1,000 principal amount of the Notes equals $1,000 times the participation rate times the basket performance. If the basket performance is zero or negative, the basket return will equal zero. The basket performance equals the weighted average of the percentage change (which may be positive or negative) in the value of the Basket Components between the initial valuation date and the final valuation date, inclusive. The basket performance will be calculated as follows:

where,

C(i) Final = Reference Value of each Basket Component C(i) on the final valuation date

C(i) Initial = Reference Value of each Basket Component C(i) on the initial valuation date

W(i) = Weighting of each Basket Component C(i)

You will receive at least the full principal amount of your Notes if you hold the Notes to maturity, regardless of the performance of the basket. There will be no principal protection if you do not hold the Notes to maturity.

We will not pay you interest during the term of the Notes.

For a further description of how your payment at maturity will be calculated, see “– How Do the Notes Perform at Maturity? – Examples” below and “Specific Terms of the Notes” in this pricing supplement.

Who Publishes the Basket Indices and What Do the Basket Indices Measure?

Standard & Poor’s publishes the S&P 500® Index. The S&P 500® Index is intended to provide an indication of the price movements of the stocks included in the S&P 500® Index. The calculation of the value of the S&P 500® Index, is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. The S&P 500® Index is currently available on the Bloomberg SPX page.

The Dow Jones EUROSTOXX 50® Index is a capitalization-weighted index of 50 European blue-chip companies. The Dow Jones EUROSTOXX 50® Index is published by STOXX Limited, a partnership of Deutsche Börse AG, Dow Jones & Company, Euronext Paris SA and SWX Swiss Exchange. The Dow Jones EUROSTOXX 50® Index is currently available on the Bloomberg SX5E page.

Each of the Basket Indices is determined, calculated and maintained by its sponsor (each an “Index Sponsor”) without regard to the Notes.

You should be aware that an investment in the Notes does not entitle you to any ownership interest in the stocks of the companies included in the Basket Indices. For a detailed discussion of the Basket Indices, see “The Basket – The Basket Indices” in this pricing supplement.

What Are the Currency Rates of the Reference Currencies and What Do They Measure?

The “Currency Rate” for each Reference Currency will equal the rate of conversion of U.S. Dollars into such Reference Currency as described further in “Valuation of the Notes – Currency Rates” in this pricing supplement.

You should be aware that an investment in the Notes does not entitle you to any ownership interest in the Reference Currencies. For a detailed discussion of the Reference Currencies, see “The Basket – The Reference Currencies” in this pricing supplement.

What Are the Reference Values of the Basket Commodities and What Do They Measure?

The “Reference Value” for WT1 Crude will equal the closing settlement price per barrel of West Texas Intermediate Light Sweet Crude Oil on the NYMEX of the futures contract in respect of the first nearby month as described further in “Valuation of the Notes – Reference Values” in this pricing supplement.

The “Reference Value” for zinc will equal the official cash settlement prices per ton of Special High Grade Zinc on the LME as described further in “The Valuation of the Notes – Reference Values” in this pricing supplement.

You should be aware that an investment in the Notes does not entitle you to any ownership interest in the Basket Commodities. For a detailed discussion of the Basket Commodities, see “The Basket – The Basket Commodities” in this pricing supplement.

What Are Some of the Risks of the Notes?

•	Equity Market Risk – The return on the Notes is partially linked to the performance of the Basket Indices. The value of securities underlying the Basket Indices may change unpredictably, affecting the value of the Basket Indices and therefore, affecting the value of your Notes in unforeseeable ways.

•	Currency Risk – The return on the Notes is partially linked to the Currency Rates. The value of any currency, including the Reference Currencies, may be affected by complex political and economic factors. The value of each Reference Currency relative to the U.S. Dollar is, at any moment, the result of the interaction between many factors directly or indirectly affecting economic or political developments in the originating country of each Reference Currency and the United States, including economic and political developments in other countries.

•	Commodity Risk – The return on the Notes is partially linked to the performance of the Basket Commodities. Commodity prices may change unpredictably, affecting the value of the Basket Commodities and, therefore, the value of your Notes in unforeseeable ways. Different factors may cause the value of different Basket Commodities, and the volatilities of their prices, to move in inconsistent directions at inconsistent rates.

•	Non-U.S. Securities – The stocks comprising the Dow Jones EUROSTOXX 50® Index are issued by companies publicly traded in countries other than the United States and are denominated in currencies other than U.S. Dollars. Therefore, your Notes are subject to political, economic, financial and social factors that apply in foreign countries.

•	No Principal Protection Unless You Hold the Notes to Maturity – You will be entitled to receive a minimum payment of the full principal amount of the Notes only if you hold your Notes to maturity. The market value of the Notes may fluctuate between the date you purchase them and the final valuation date. If you sell your Notes in the secondary market prior to maturity, you may have to sell them at a substantial loss. You should be willing to hold your Notes to maturity.

•	No Interest or Dividend Payments – You will not receive any periodic interest payments on the Notes, and you will not receive any dividend payments or other distributions on the securities included in the Basket Indices. Each Basket Index is a price return index, which means a Basket Index does not reflect the payment of dividends on the stocks included in such Basket Index.

•	There May Be Little or No Secondary Market for the Notes – We do not plan to apply to list the Notes on any U.S. securities exchange or quotation system. There can be no assurance that a secondary market for the Notes will develop. Barclays Capital Inc. and other affiliates of Barclays Bank PLC may engage in limited purchase and resale transactions in the Notes, although they are not required to do so. If they decide to engage in such transactions, they may stop at any time. If you sell your Notes prior to maturity, you may have to sell them at a substantial loss. You should be willing to hold the Notes to maturity.

Is This the Right Investment for You?

The Notes may be a suitable investment for you if:

•	You are willing to hold the Notes to maturity.

•	You are willing to accept the risk of fluctuations in the value of the Basket Components.

•	You believe the basket performance will be positive during the term of the Notes.

•	You seek an investment that offers principal protection when held to maturity.

•	You do not seek current income from this investment.

•	You seek an investment with a return linked to the performance of the Basket Components.

The Notes may not be a suitable investment for you if:

•	You are unable or unwilling to hold the Notes to maturity.

•	You are not willing to be exposed to fluctuations in the value of the Basket Components.

•	You believe the basket performance will be negative during the term of the Notes.

•	You prefer the lower risk and therefore accept the potentially lower returns of fixed income investments with comparable maturities and credit ratings.

•	You seek current income from your investment.

•	You seek an investment for which there will be an active secondary market.

What are the U.S. federal income tax consequences of investing in the Notes?

We intend to treat the Notes as contingent payment debt instruments for U.S. federal income tax purposes. Therefore, a U.S. Holder of a Note will be required to include OID in gross income over the term of the Note even though no cash payments will be made with respect to the Notes until maturity. The amount of OID includible in each year is based on the “comparable yield.” In addition, we will compute a “projected payment schedule” with a projected maturity payment that produces the comparable yield. If the amount we actually pay at maturity is, in fact, less than the projected maturity payment, then a U.S. Holder will have recognized taxable income in periods prior to maturity that exceeds the U.S. Holder’s economic income from holding the Note during such periods (with an offsetting ordinary loss). If a U.S. Holder disposes of the Note prior to maturity, the U.S. Holder will be required to treat any gain recognized upon the disposition of the Note as ordinary income (rather than capital gain). The comparable yield and the projected payment schedule are neither predictions nor guarantees of the actual yield on the Notes or the actual payment at maturity. You should review the discussion under the section entitled “Certain U.S. Federal Income Tax Considerations” in this pricing supplement.

How Do the Notes Perform at Maturity?

Set forth below is an explanation of the steps necessary to calculate the payment at maturity on the Notes.

Step 1: Calculate the basket performance.

The basket performance equals the weighted average of the percentage change (which may be positive or negative) in the value of the Basket Components between the initial valuation date and the final valuation date, inclusive. The basket performance will be calculated as follows:

where,

C(i) Final = Reference Value of each Basket Component C(i) on the final valuation date

C(i) Initial = Reference Value of each Basket Component C(i) on the initial valuation date

W(i) = Weighting of each Basket Component C(i)

Step 2: Calculate the basket return.

Basket Return = $1,000 x Participation Rate x Basket Performance

If the basket performance is zero or negative, the basket return will equal zero.

Step 3: Calculate the payment at maturity.

At maturity, you will receive a cash payment per $1,000 principal amount of your Notes equal to $1,000 plus the basket return.

You will not receive less than the full principal amount of the Notes if you hold the Notes to maturity.

Hypothetical Examples

Assumptions:

Basket:	A basket consisting of an equally weighted allocation of [six (6)] underlying components selected from [three (3)] different asset classes (and their weight in the basket): equity indices ([ 1/3]), currencies ([ 1/3]) and commodities ([ 1/3]).

Asset Class	Basket Component	Weight
Equity Indices	S&P 500® Index Dow Jones EUROSTOXX 50® Index	[1/6 [1/6	] ]
Currencies	Indian Rupee British Pound	[1/6 [1/6	] ]
Commodities	WTI Crude Oil Zinc	[1/6 [1/6	] ]

The equity indices (and their weight in the basket) are: the S&P 500® Index ([16 2/3]%) and the Dow Jones EUROSTOXX 50® Index ([16 2/3]%) (each, a “Basket Index” and, collectively, the “Basket Indices”).

The currencies (and their weight in the basket) are: the Indian Rupee ([16 2/3%]) (“INR”) and the British Pound ([16 2/3%]) (“GBP” and, each, a “Reference Currency” and, collectively, the “Reference Currencies”). The currency rates (the “Currency Rates”) for the Reference Currencies will equal the exchange rates between the INR and the U.S. Dollar and the GBP and the U.S. Dollar at the rate of conversion of U.S. Dollars into such Reference Currency on the relevant date, expressed as the number of such Reference Currency per one unit of U.S. Dollars. The commodities (and their weight in the basket) are: WTI crude oil ([16 2/3]%) and zinc ([16 2/3]%) (each, a “Basket Commodity” and, collectively, the “Basket Commodities”). Each Basket Index, Reference Currency and Basket Commodity is referred to as a “Basket Component” and are collectively referred to as the “Basket Components”.

Initial Investment:	$1,000

Participation Rate:	[100.00]%

Payment at Maturity:	At maturity, you will receive a cash payment per $1,000 principal amount of your Notes equal to $1,000 plus the basket return. You will receive at least the full principal amount of your Notes if you hold them until maturity.

Example 1: In this case, the Basket Performance is positive as of the final valuation date.

Step 1: Calculate the basket performance.

Basket Component	C(i) Initial	C(i) Final	Basket Component Performance	Weight	Basket Performance
S&P 500®	1,287.00	1,673.10	30.00%	16.67%	5.00%
Dow Jones EUROSTOXX 50®	3,642.00	4,370.40	20.00%	16.67%	3.33%
Indian Rupee Currency Rate (INR/USD)	0.0218	0.0240	10.00%	16.67%	1.67%
British Pound Currency Rate (GBP/USD)	1.8844	3.0150	60.00%	16.67%	10.00%
WTI Crude Oil (USD)	71.30	142.60	100.00%	16.67%	16.67%
Zinc (USD)	3,546.00	3,581.46	1.00%	16.67%	0.17%
Basket					36.83%

Step 2: Calculate the basket return.

Basket Return = $1,000 x 100.00% x Basket Performance

Basket Return = $1,000 x 100.00% x [36.83]%

Basket Return = $[368.30]

Step 3: Calculate the payment at maturity.

Payment at Maturity = $1,000 + Basket Return

Payment at Maturity = $1,000 + $[368.30]

Payment at Maturity = $[1,368.30]

[36.83]% Return on Investment

Because the Basket Performance is positive, the resulting return will be the principal amount of the Notes plus the basket return.

Example 2: In this case, the Basket Performance is equal to zero or negative as of the final valuation date.

Step 1: Calculate the basket performance.

Basket Component	C(i) Initial	C(i) Final	Basket Component Performance	Weight	Basket Performance
S&P 500®	1,287.00	1,158.30	-10.00%	16.67%	-1.67%
Dow Jones EUROSTOXX 50®	3,642.00	2,913.60	-20.00%	16.67%	-3.33%
Indian Rupee Currency Rate (INR/USD)	0.0218	0.0174	-20.00%	16.67%	-3.33%
British Pound Currency Rate (GBP/USD)	1.8844	1.6960	-10.00%	16.67%	-1.67%
WTI Crude Oil (USD)	71.30	35.65	-50.00%	16.67%	-8.33%
Zinc (USD)	3,546.00	709.20	-80.00%	16.67%	-13.33%
Basket					-31.67%

Step 2: Calculate the basket return.

Since the basket performance is zero or negative, the basket return will be zero.

Step 3: Calculate the payment at maturity.

Payment at Maturity = $1,000 + Basket Return

Payment at Maturity = $1,000 + $0

Payment at Maturity = $1,000

0.00% Return on Investment

Because the Basket Performance is zero or negative, the resulting return on the investment of the Notes will be the principal amount of the Notes. You will receive the full principal amount of Notes you own.

Return Profile at Maturity

The table set forth below shows the hypothetical return on an investment in the Notes based upon basket performance, expressed as a percentage, ranging from 100% to –50% and a participation rate of [100.00]%.

Basket Performance	Basket Return	Payment at Maturity	% Return on Notes
100%	$1,000	$2,000	100%
95%	$ 950	$1,950	95%
90%	$ 900	$1,900	90%
85%	$ 850	$1,850	85%
80%	$ 800	$1,800	80%
75%	$ 750	$1,750	75%
70%	$ 700	$1,700	70%
65%	$ 650	$1,650	65%
60%	$ 600	$1,600	60%
55%	$ 550	$1,550	55%
50%	$ 500	$1,500	50%
45%	$ 450	$1,450	45%
40%	$ 400	$1,400	40%
35%	$ 350	$1,350	35%
30%	$ 300	$1,300	30%
25%	$ 250	$1,250	25%
20%	$ 200	$1,200	20%
15%	$ 150	$1,150	15%
10%	$ 100	$1,100	10%
5%	$ 50	$1,050	5%
0%	$ 0	$1,000	0%
–5%	$ 0	$1,000	0%
–10%	$ 0	$1,000	0%
–15%	$ 0	$1,000	0%
–20%	$ 0	$1,000	0%
–25%	$ 0	$1,000	0%
–30%	$ 0	$1,000	0%
–35%	$ 0	$1,000	0%
–40%	$ 0	$1,000	0%
–45%	$ 0	$1,000	0%
–50%	$ 0	$1,000	0%

RISK FACTORS

The Notes are not secured debt and are riskier than ordinary unsecured debt securities. The return on the Notes is linked to the performance of the Basket Components. Investing in the Notes is not equivalent to investing directly in the Basket Components themselves, or the related futures and forward contracts or underlying securities. See “The Basket” below for more information.

This section describes the most significant risks relating to an investment in the Notes. We urge you to read the following information about these risks, together with the other information in this pricing supplement and the accompanying prospectus and prospectus supplement, before investing in the Notes.

General

The Notes Are Intended to Be Held to Maturity. Your Principal Is Only Protected If You Hold Your Notes to Maturity

You will receive at least the minimum payment of the full principal amount of your Notes only if you hold your Notes to maturity. If you sell your Notes in the secondary market prior to maturity, you will not receive principal protection on the portion of your Notes sold. You should be willing to hold your Notes to maturity.

Your Principal May Not Appreciate; You Will Not Benefit from Any Appreciation in the Reference Value of Any Basket Component If Such Appreciation is Not Reflected in the Reference Value on the Final Valuation Date

If the basket performance is zero or negative on the final valuation date, the payment at maturity with respect to each Note will be limited to the principal amount. This will be true even though the basket performance as of some date or dates prior to the final valuation date may have been positive, because the payment at maturity will be calculated only on the basis of the Reference Values for the Basket Components (or otherwise determined by the calculation agent, in the case of a market disruption event) on the final valuation date. You should therefore be prepared to realize no return on the principal amount of your Notes during the term of the Notes.

Your Yield May Be Lower Than the Yield on a Standard Debt Security of Comparable Maturity

You will not receive periodic payments of interest on the Notes as there would be on a conventional fixed-rate or floating rate debt security having the same maturity date and issuance date as the Notes. The effective yield to maturity of the Notes may be less than that which would be payable on such a conventional fixed-rate or floating rate debt security. The return of each Note at maturity may not compensate you for any opportunity cost implied by inflation and other factors relating to the time value of money.

The Market Value of the Notes May Be Influenced by Many Unpredictable Factors, Including Volatile Prices of the Common Stocks Underlying the Basket Indices, Currency Prices and Commodities Prices

The market value of your Notes may fluctuate between the date you purchase them and the final valuation date (on which the calculation agent will determine your payment at maturity). Therefore, if you sell your Notes in the secondary market prior to maturity, you may have to sell them at a substantial loss. Several factors, many of which are beyond our control, will influence the market value of the Notes. We expect that generally the value of the Basket Components (and the volatility thereof) will affect the market value of the Notes more than any other factor. Other factors certain of which are described in detail in the paragraphs below that may influence the market value of the Notes include:

•	the volatility and any changes in the volatility of the Basket Components;

•	the time remaining to the maturity of the Notes;

•	the correlation among the Basket Components and conversely the price movements of Basket Components may offset gains/losses of the other Basket Components;

•	the creditworthiness of Barclays Bank PLC;

•	the general interest rate environment;

•	economic, financial, political, regulatory, geographical, biological or legal events that affect the value of the Basket Components; or

•	supply and demand for the Notes, including inventory positions with us, Barclays Capital Inc. or any other market maker.

These factors interrelate in complex ways, and the effect of one factor on the market value of your Notes may offset or enhance the effect of another factor. The following paragraphs describe the expected impact on the market value of your Notes given a change in a specific factor, assuming all other conditions remain constant.

If the Levels of the Basket Components Change, the Market Value of the Notes May Not Change in the Same Manner

The market value of the Notes may not have a direct relationship with the levels of the Basket Components, and changes in such levels may not result in a comparable change in the market value of the Notes.

As the Time Remaining to the Maturity Date of the Notes Decreases, the “Time Premium” Associated with the Notes is Expected to Decrease

We anticipate that before the maturity date, the Notes may trade at a value above that which would be expected based on the levels of the Basket Components. This difference will reflect a “time premium” due to expectations concerning the value of the levels of the Basket Components prior to the maturity date of the Notes. However, as the time remaining to the stated maturity date of the Notes decreases, we expect that this time premium will decrease, lowering the trading value of the Notes.

Changes in Our Credit Ratings May Affect the Market Value of Your Notes

Our credit ratings are an assessment of our ability to pay our obligations, including those on the Notes, and are not indicative of the market risk associated with the Notes or the Basket Indices. Consequently, actual or anticipated changes in our credit ratings may affect the market value of your Notes. However, because the return on your Notes is dependent upon certain factors in addition to our ability to pay our obligations on your Notes, an improvement in our credit ratings will not reduce the other investment risks related to your Notes.

The Basket Components Comprising the Basket May Not Move in Tandem; and Gains in One such Basket Component May Be Offset by Declines in Another such Basket Component.

Price movements in the Basket Components comprising the Basket may not move in tandem with each other. At a time when the price of one or more of such Basket Components increases, the price of one or more of the other such Basket Components may decrease. Therefore, increases in the value of one or more of the Basket Components comprising the Basket may be moderated, or wholly offset, by lesser increases or decrease in the value of one or more of the other Basket Components comprising the Basket.

Changes in Interest Rates are Likely to Affect the Market Value of Your Notes

We expect that the market value of your Notes, like that of a traditional debt security, will be affected by changes in interest rates, although these changes may affect your Notes and a traditional debt security in different degrees. In general, if U.S. interest rates increase, we expect that the value of your Notes will decrease and, conversely, if U.S. interest rates decrease, we expect that the market value of your Note will increase.

The Notes May Not Be a Suitable Investment for You

The Notes may not be a suitable investment for you if you are unable or unwilling to hold the Notes to maturity; you are not willing to be exposed to fluctuations in the value of the Basket Indices; you believe the basket performance will be negative during the term of the Notes; you prefer the lower risk and therefore accept the potentially lower returns of fixed income investments with comparable maturities and credit ratings; you seek current income from your investment; or you seek an investment for which there will be an active secondary market.

Historical Values of the Basket Components Should Not Be Taken as an Indication of the Future Performance of the Basket Components During the Term of the Notes

The actual performance of the Basket Components over the term of the Notes, as well as the amount payable at maturity, may bear little relation to the historical values of the Basket Components. As a result, it is impossible to predict whether the basket performance will be positive or negative.

You Will Not Receive Interest Payments on the Notes

You will not receive any periodic interest payments on the Notes and at maturity you may not receive any return in excess of the principal amount of your Notes.

There May Be Little or No Secondary Market for the Notes – Sales in the Secondary Market May Result in Significant Losses

There may be little or no secondary market for the Notes. The Notes will not be listed or displayed on any securities exchange, the Nasdaq National Market System or any electronic communications network. Barclays Capital Inc. and other affiliates of Barclays Bank PLC may engage in limited purchase and resale transactions in the Notes, although they are not required to do so. If they decide to engage in such transactions, they may stop at any time. You should understand that any market making price will be net of all or a portion of the commission paid to the agent.

If you sell your Notes before maturity, you may have to do so at a substantial discount from the issue price and, as a result you may suffer substantial losses. You should be willing to hold the Notes to maturity.

Trading and Other Transactions by Barclays Bank PLC or its Affiliates in Stocks Underlying the Basket Indices, Currencies or Commodities, or Futures, Options, Exchange-traded Funds or Other Derivative Instruments on the Basket Components or Instruments Underlying the Basket Components May Impair the Market Value of the Notes

As described below under “Use of Proceeds and Hedging” in this pricing supplement, we or one or more affiliates may hedge our obligations under the Notes by purchasing stocks underlying the Basket Indices, currencies or commodities, or futures, options, exchange-traded funds or other derivative instruments on the Basket Components or instruments underlying the Basket Components, and we may adjust these hedges by, among other things, purchasing or selling these instruments at any time. Although they are not expected to, any of these hedging activities may adversely affect the value of Basket Components or instruments underlying the Basket Components, and, therefore, the basket performance or the market value of the Notes. It is possible that we or one or more of our affiliates could receive substantial returns from these hedging activities while the market value of the Notes declines.

We or one or more of our affiliates may also engage in trading in: stocks underlying the Basket Indices, currencies or commodities, or futures, options, exchange-traded funds or other derivative instruments on the Basket Components or instruments underlying the Basket Components on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers. Any of these activities could adversely affect the value of Basket Components or instruments underlying the Basket Components, and, therefore, the market value of the Notes. We or one or more of our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to changes in the performance of such instruments. By introducing competing products into the marketplace in this manner, we or one or more of our affiliates could adversely affect the market value of the Notes.

Our Business Activities May Create Conflicts of Interest

As noted above, we and our affiliates expect to engage in trading activities related to: stocks underlying the Basket Indices, currencies or commodities, or futures, options, exchange-traded funds or other derivative instruments on the Basket Components or instruments underlying the Basket Components, that are not for the account of holders of the Notes or on their behalf. These trading activities may present a conflict between the holders’ interest in the Notes and the interests that we and our affiliates will have in our or our affiliates’ proprietary accounts, in facilitating transactions, including options and other derivatives transactions, for our or our affiliates’ customers and in accounts under our or our affiliates’ management. These trading activities, if they influence the value of any of the Basket Components or instruments underlying the Basket Components could be adverse to the interests of the holders of the Notes. Moreover, we or our affiliates have published and in the future expect to publish research reports with respect to some or all stocks underlying the Basket Indices, currencies or commodities, or futures, options, exchange-traded funds or other derivative instruments on the Basket Components or instruments underlying the Basket Components. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. The research should not be viewed as a recommendation or endorsement of the Notes in any way and investors must make their own independent investigation of the merits of this investment. Any of these activities by us or our affiliates may affect the value of the Basket Components or instruments underlying the Basket Components and, therefore, the market value of the Notes. With respect to any of the activities described above, neither Barclays Bank PLC nor its affiliates has any obligation to take the needs of any buyer, seller or holder of the Notes into consideration at any time.

We or our affiliates may presently or from time to time engage in business with one or more of the issuers of common stock included in the Basket Indices. This business may include extending loans to, or making equity investments in, those companies or providing advisory services to those companies, including merger and acquisition advisory services. In the course of business, we or our affiliates may acquire non-public information relating to these companies and, in addition, one or more of our affiliates may publish research reports about these companies. We do not make any representation to any purchasers of the Notes regarding any matters whatsoever relating to the issuers of stocks included in the Basket Indices. Any prospective purchaser of the Notes should undertake an independent investigation of these companies as in its judgment is appropriate to make an informed decision regarding an investment in the Notes. The composition of the issuers of common stock included in the Basket Indices does not reflect any investment or sell recommendations of Barclays Bank PLC or its affiliates.

Potential Conflicts of Interest

We and our affiliates play a variety of roles in connection with the Notes. Initially, Barclays Bank PLC will serve as the calculation agent. We will, among other things, decide the amount of the return paid out to you on the Notes at maturity. For a fuller description of the calculation agent’s role, see “Specific Terms of the Notes – Role of Calculation Agent” in this pricing supplement. The calculation agent will exercise its judgment when performing its functions. For example, the calculation agent may have to determine whether a market disruption event affecting a particular Basket Indice and/or Basket Commodity has occurred or is continuing on the final valuation date. This determination may, in turn, depend on the calculation agent’s judgment whether the event has materially interfered with our ability to unwind our hedge positions. Since these determinations by the calculation agent may affect the market value of the Notes, the calculation agent may have a conflict of interest if it needs to make any such decision.

The Calculation Agent Can Postpone the Calculation of the Basket Return or the Maturity Date If a Market Disruption Event Occurs on the Final Valuation Date

The calculation of the basket return may be postponed if the calculation agent determines that a market disruption event has occurred or is continuing on the final valuation date. If such a postponement occurs, then the calculation agent will determine the Reference Values for each

Basket Component for which a market disruption event has occurred on the first business day after the day on which no market disruption event occurs or is continuing. In no event, however, will the final valuation date for the Notes be postponed by more than five business days. As a result, the maturity date for the Notes could also be postponed, although not by more than five business days. If the final valuation date is postponed to the last possible day, but a market disruption event occurs or is continuing on such last possible day in respect of a particular Basket Component, that day will nevertheless be the final valuation date for such Basket Component. If a market disruption event is occurring on the last possible final valuation date in respect of a particular Basket Component, the calculation agent will make a good faith estimate in its sole discretion of the basket return that would have prevailed in the absence of the market disruption event in respect of such Basket Component. See “Specific Terms of the Notes – Market Disruption Event” in this pricing supplement.

If a market disruption event results in the deferral of the payment at maturity beyond the stated maturity date, no penalty interest will accrue or be payable on the deferred payment.

The Calculation Agent Can Modify the Composition of the Basket and the Determination of the Reference Values of the Basket Components

The composition of the basket and the method of calculating the Reference Values of the Basket Components may be adjusted by the calculation agent from time to time upon the occurrence of certain extraordinary events. For example, if the terms of the contracts or other market terms used for determining the Reference Value of a Basket Commodity are changed in a material respect by the commodity exchange upon which the contract trades, or if a Reference Value is not available for a Basket Commodity for any reason, then the calculation agent may take such action, including adjustments to the basket or to the method of calculating the Reference Value of that Basket Commodity, as it deems appropriate. Similarly, if the calculation agent determines that any Basket Index, or the method of calculating any Basket Index has changed at any time in any material respect, then the calculation agent can make such adjustments to such Basket Index or its method of calculation as it believes are appropriate to ensure that the value of such Basket Index on the final valuation date is equitable. Furthermore, if at any time there is a change in a Reference Currency such that the central bank of the country that issues such Reference Currency recognizes more than one currency or currency unit as the lawful currency of that country, then references in, and obligations arising under, the Notes at the time of any such change that are expressed in such Reference Currency shall be translated into, and/or any amount becoming payable under the Notes thereafter as specified herein and in the in terms and conditions of the Notes shall be paid in, the currency or currency unit of that country, and in the manner, designated by the Calculation Agent. See “Specific Terms of the Notes – Adjustments to the Basket and Reference Values” in this pricing supplement. Such changes could adversely affect the basket performance and, consequently, the value of the Notes.

Basket Indices

You Will Not Have Rights in the Common Stock Underlying the Basket Indices

As a holder of the Notes, you will not have rights that holders of the stocks underlying the Basket Indices may have. Similarly, the return on your Notes will not reflect the return you would have realized if you had owned and held the common stock underlying the Basket Indices for a similar period because the payment amount at maturity will be determined without taking into consideration the value of any dividends that may be paid on the common stock underlying the Basket Indices. In addition, you will not receive any dividend payments or other distributions on the common stocks underlying the Basket Indices, and as a holder of the Notes, you will not have voting rights or any other rights that holders of the common stocks underlying the Basket Indices may have.

An Investment in the Notes is Subject to Risks Associated with the European Securities Markets

The stocks comprising the Dow Jones EUROSTOXX 50® Index are issued by companies publicly traded in the countries other than the United States and are denominated in currencies other than U.S. Dollars. Because of the global nature of these issuers and the currencies in which the stocks underlying the Basket Indices are denominated, investments in securities linked to the value of these equity securities involve particular risks. For example, the European securities markets may be more volatile than U.S. securities markets and market developments may affect these markets differently from U.S. or other securities markets. Direct or indirect government intervention to stabilize the securities markets outside the United States, as well as cross-shareholdings in certain companies, may affect trading prices and trading volumes in those markets. Also, the public availability of information concerning the issuers of stocks underlying the Basket Indices will vary depending on their home jurisdiction and the reporting requirements imposed by their respective regulators. In addition, the issuers of the stocks underlying the Basket Indices may be subject to different accounting, auditing and financial reporting standards and requirements.

Securities prices generally are subject to political, economic, financial and social factors that apply to the markets in which they trade and, to a lesser extent, foreign markets. Securities prices outside the United States are subject to political, economic, financial and social factors that apply in foreign countries. These factors, which could negatively affect foreign securities markets, include the possibility of changes in a foreign government’s economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other laws or restrictions applicable to foreign companies or investments in foreign equity securities and the possibility of fluctuations in the rate of exchange between currencies. Moreover, foreign economies may differ favorably or unfavorably from the U.S. economy in important respects such as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

For Basket Indices: Your Payment at Maturity Will Not Be Adjusted for Changes in U.S. Dollar Exchange Rate

Although the stocks underlying certain of the Basket Indices are traded in currencies other than U.S. Dollars, and the Notes, which are linked, in part, to the Basket Indices, are denominated in U.S. Dollars, the payment at maturity will not be adjusted for changes in the U.S. dollar exchange rate. Changes in exchange rates, however, may reflect changes in non-U.S. economies, that in turn may affect the payment at maturity on your Notes. The payment at maturity will be based solely on the principal amount of the Notes and the basket performance.

The Policies of an Index Sponsor May Adversely Affect the Value of Your Notes

The policies of the Index Sponsors concerning the calculation of the value of the Basket Indices and additions, deletions or substitutions of stocks included in the Basket Indices could affect the value of the Basket Indices and, therefore, your payment at maturity and the market value of your Notes. The amount payable on your Note and its market value could also be affected if an Index Sponsor changes these policies, for example, by changing the manner in which it calculates the value of a Basket Index, or if it discontinues or suspends calculation of the value of a Basket Index, in which case it may become difficult to determine the amount payable at maturity or the market value of your Notes. The Index Sponsors are not involved in the offer of the Notes in any way and have no obligation to consider your interest as a holder of the Notes in taking any actions that might affect the value of your Notes.

Barclays Bank PLC Has a Non-Exclusive Right to Use the Basket Indices

We have been granted a non-exclusive right to use the Basket Indices and related service marks and trademarks in connection with the Notes. If we breach our obligations under the license, the related Index Sponsor will have the right to terminate the license. If an Index Sponsor chooses to terminate its license agreement, we may have the right to use the related Basket Index and related service marks and trademarks in connection with the Notes until their maturity if we cure our breach within any applicable grace period for such license agreement in accordance with its terms. If we fail to cure this breach or the license agreement otherwise terminates, it may become difficult for us to determine the payment at maturity in respect of the Notes. The calculation agent in this case will determine the Reference Value on the related Basket Index in its sole discretion.

Barclays Bank PLC and its Affiliates Have No Affiliation with the Index Sponsors and Are Not Responsible for Their Public Disclosure of Information

We and our affiliates are not affiliated with the Index Sponsors in any way and have no ability to control or predict its actions, including any errors in or discontinuation of disclosure regarding their methods or policies relating to calculation of the Basket Indices. The Index Sponsors are not under any obligation to continue to calculate the Basket Indices or calculate any successor indices. If any Index Sponsor discontinues or suspends the calculation of a Basket Index, it may become difficult to determine the market value of the Notes or the amount payable at maturity. The calculation may designate successor indices selected in its sole discretion. If the calculation agent determines in its sole discretion that no successor index comparable to the discontinued or suspended Basket Index exists, the amount you receive at maturity will be determined by the calculation agent in its sole discretion. See “Specific Terms of the Notes – Market Disruption Event” and “Adjustments to the Basket and Reference Values” in this pricing supplement.

All disclosure contained in this pricing supplement regarding the Basket Indices, including their make-up, method of calculation and changes in their components, are derived from publicly available information. Neither we nor any of our affiliates assumes any responsibility for the accuracy or completeness of that information. You, as an investor in the Notes, should make your own investigation into the Basket Indices and the Index Sponsors. The Index Sponsors are not involved in the offer of the Notes in any way and have no obligation to consider your interest as an owner of the Notes in taking any actions that might affect the value of your Notes.

Reference Currencies

The Currency Rates are Related to Changes in the Value of the Reference Currencies Relative to the U.S. Dollar

The value of any currency, including the Reference Currencies and the U.S. Dollar, may be affected by complex political and economic factors. The value of each Reference Currency relative to the U.S. Dollar is at any moment a result of the supply and demand for the two currencies, and changes in the relative value of the currencies will result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in the originating country of each Reference Currency and in the United States, including economic and political developments in other countries. Of particular importance are the relative rates of inflation, interest rate levels, the balance of payments and the extent of governmental surpluses or deficits in such countries and in the United States, all of which are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of such countries, the United States and other countries important to international trade and finance.

Certain relevant information relating to the countries issuing the Reference Currencies may not be as well known or as rapidly or thoroughly reported in the United States as comparable to United States developments. The possible lack of availability of important information can affect the value of the Reference Currencies in relation to the U.S. Dollar and you must be prepared to make special efforts to obtain such information on a timely basis.

Foreign exchange rates can either be fixed by sovereign governments or floating. The nations issuing the Reference Currencies allow their exchange rates to fluctuate in value relative to the U.S. Dollar. However, governments do not always allow their currencies to float freely in response to economic forces. Governments, including those issuing the Reference Currencies, use a variety of techniques, such as intervention by their central bank or imposition of regulatory controls or taxes, to affect the trading value of their respective currencies. They may also issue a new currency to replace an existing currency or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of a currency. Thus, a special risk in purchasing the Notes is that their liquidity, trading value and amounts payable could be affected by the actions of sovereign governments which could change or interfere with theretofore freely determined currency valuation, fluctuations in response to other market forces and the movement of currencies across borders. There will be no adjustment or change in the terms of the Notes in the event that exchange rates should become fixed, or in the event of any devaluation or revaluation or imposition of exchange or other regulatory controls or taxes, or in the event of other developments affecting the Reference Currencies, the U.S. Dollar or any other currency. If at any time there is a change in a Reference Currency such that the central bank of the country that issues such Reference Currency recognizes more than one currency or currency unit as the lawful currency of that country, then references in, and obligations arising under, the Notes at the time of any such change that are expressed in such Reference Currency shall be translated into, and/or any amount becoming payable under the Notes thereafter as specified herein and in the in terms and conditions of the Notes shall be paid in, the currency or currency unit of that country, and in the manner, designated by the Calculation Agent. See “Valuation of the Notes—Adjustments to the Basket and Reference Values—Changes to Reference Currencies” herein.

Even Though Currency Trades Around-The-Clock, Your Notes Will Not

The interbank market in foreign currencies is a global, around-the-clock market. As a consequence, the hours of trading for the Notes will not conform to the hours during which the Reference Currencies and the U.S. Dollar are traded. Significant price and rate movements may take place in the underlying foreign exchange markets while the Notes are not being traded and, as a consequence, the value of your Notes could decrease between the end of one trading day and the beginning of the next. The possibility of such movements should be taken into account in relating the value of the Notes to those in the underlying foreign exchange markets.

There is no systematic reporting of last-sale information for foreign currencies. Reasonably current bid and offer information is available in certain brokers’ offices, in bank foreign currency trading offices and to others who wish to subscribe for this information, but this information will not necessarily be reflected in the final currency performances of each of the Reference Currencies. There is no regulatory requirement that those quotations be firm or revised on a timely basis. The absence of last-sale information and the limited availability of quotations to individual investors may make it difficult for many investors to obtain timely, accurate data about the state of the underlying foreign exchange markets.

Changes in the Volatility of the Reference Currencies are Likely to Affect the Trading Value of the Notes

The volatility of the Reference Currencies refers to size and frequency of changes in the value of the Reference Currencies relative to the U.S. Dollar. In general, if the volatility of the Reference Currencies increases, it is expected that the trading value of the Notes will also increase. If the volatility of the Reference Currencies decreases, it is expected that the trading value of the Notes will also decrease.

Basket Commodities

Commodity Prices May Change Unpredictably, Affecting the Basket Performance and the Value of Your Notes in Unforseeable Ways

Trading in futures and forward contracts on the Basket Commodities is speculative and can be extremely volatile. Market prices of the Basket Commodities may fluctuate rapidly based on numerous factors, including: changes in supply and demand relationships; weather; agriculture; trade; fiscal, monetary, and exchange control programs; domestic and foreign political and economic events and policies; disease; pestilence; technological developments and changes in interest rates. These factors may affect the value of the related contracts and the value of your Notes in varying ways, and different factors may cause the value of different Basket Commodities, and the volatilities of their prices, to move in inconsistent directions at inconsistent rates. In most scenarios, if volatility increases, we expect the market value of your Notes to increase as well and, conversely, if volatility decreases, we expect that the market value of your Notes will also decrease.

Suspension or Disruptions of Market Trading in the Commodity and Related Futures Markets May Adversely Affect the Value of Your Notes

The commodity markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in futures contract prices which may occur during a single business day. These limits are generally referred to as “daily price fluctuation limits” and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a “limit price”. Once the limit price has been reached in a particular contract, no trades may be made at a higher (if an upward limit) or lower (if a downward limit) price for a specific period. Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at disadvantageous times or prices. These circumstances could adversely affect the market price of the relevant futures (and forward) contracts and, therefore, the value of your Notes.

Higher Future Prices of the Basket Commodities Relative to Their Current Prices May Decrease the Amount Payable at Maturity

Unlike equities, which typically entitle the holder to a continuing stake in a corporation, commodity futures contracts normally specify a certain date for delivery of the underlying physical commodity. As the exchange-traded futures contracts on the Basket Commodities approach expiration, they are replaced by contracts that have a later expiration. Thus, for example, a contract purchased and held in August may specify an October expiration. As time passes, the contract expiring in October is replaced by a contract for delivery in November. This process is referred to as “rolling”. Putting aside other considerations, the market for these contracts is generally in “backwardation”, which means that the prices are lower in the distant delivery months than in the nearer delivery months and the sale of the October contract would take place at a price that is higher than the price of the November contract, thereby creating a “roll yield”. This means that the value of the basket could increase, and therefore, your payment at maturity could increase. Backwardation will most likely not exist at all times. Moreover, certain of the commodities included in the basket have historically traded in “contango” markets. Contango markets are those in which the prices of contracts are higher in the distant delivery months than in the nearer delivery months. The absence of backwardation in the commodity markets could result in negative “roll yields,” which could adversely affect the value of the basket and, accordingly, decrease the payment you receive at maturity.

Risks Associated with the Basket Commodities May Adversely Affect the Market Price of the Notes

Because the Notes are linked to a basket which, in part, reflects the return on futures prices and settlement prices of two different exchange traded physical commodities, your Notes will be less diversified than other funds or investment portfolios investing in a broader range of products and, therefore, could experience greater volatility. In addition, the Basket Commodities are concentrated in two sectors: base metals and energy. An investment in the Notes may therefore carry risks similar to a concentrated securities investment in a limited number of industries or sectors.

For additional information about factors that may affect the market value of the Basket Commodities, see “The Basket – The Basket Commodities” in this pricing supplement.

Specific Risks You Should Consider Relating to Trading of Commodities on the LME

The Reference Value of zinc will be determined by reference to the official settlement prices of contracts traded on the LME. The LME is a principals’ market which operates in a manner more closely analogous to the over-the-counter physical commodity market than U.S. futures markets, and certain features of U.S. futures contracts are not present in the context of LME trading. For example, there are no daily price limits on the LME which would otherwise restrict fluctuations in the prices of LME contracts. In a declining market, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days. In addition, a contract may be entered into on the LME by calling for delivery on any day from one to three months following the date of such contract and for monthly delivery in any one of the next 16 to 24 months (depending on the commodity) following such third month, in contrast to trading on futures exchanges, which call for delivery in stated delivery months. As a result, there may be a greater risk of a concentration of positions in LME contracts on particular delivery dates, which in turn could cause temporary aberrations in the prices of

LME contracts for certain delivery dates. If such aberrations are occurring on the final valuation date, the official settlement prices used to determine the Reference Value of zinc and, consequently, the payment at maturity could be adversely affected.

Lack of CFTC Regulation

The Notes are debt securities that are direct obligations of the Issuer. The net proceeds to be received by the Issuer from the sale of the Notes will not be used to purchase or sell WTI crude oil or zinc, or options or futures contracts related thereto, for the benefit of the holders of Notes. An investment in the Notes does not constitute either an investment in commodities or futures contracts or options on futures contracts and holders of the Notes will not benefit from the regulatory protections of the Commodity Futures Trading Commission (the “CFTC”) afforded to persons who trade in such contracts.

Unlike an investment in the Notes, an investment in a collective investment vehicle that invests in futures contracts on behalf of its participants may be subject to regulation as a commodity pool and its operator may be required to be registered with and regulated by the CFTC as a “commodity pool operator” (“CPO”), or qualify for an exemption from the registration requirement. Because the Notes are not interests in a commodity pool, the Notes will not be regulated by the CFTC as a commodity pool, the Issuer will not be registered with the CFTC as a CPO, and holders of the Notes will not benefit from the CFTC’s or any non-U.S. regulatory authority’s regulatory protections afforded to persons who invest in regulated commodity pools.

Barclays Bank PLC and Its Affiliates Have No Affiliation with the LME and Are Not Responsible for Its Public Disclosure of Information

We and our affiliates are not affiliated with the LME in any way and have no ability to control or predict its actions, including any errors in or discontinuation of its disclosure. The LME is not under any obligation to continue to maintain any futures and forward contracts. If the LME discontinues or materially changes the terms of any futures and forward contracts on any Basket Commodity, it may become difficult to determine the market value of the Notes or the amount payable at maturity. The calculation agent may designate a successor futures and forward contract selected in its sole discretion. If the calculation agent determines in its sole discretion that no comparable futures and forward contract exists, the amount you receive at maturity will be determined by the calculation agent in its sole discretion. See “Specific Terms of the Notes – Market Disruption Event” and “– Adjustments to the Basket and Reference Value” in this pricing supplement.

THE BASKET

General

A basket consisting of an equally weighted allocation of [six (6)] underlying components selected from [three (3)] different asset classes (and their weight in the basket): equity indices ([ 1/3]), currencies ([ 1/3]) and commodities ([ 1/3]).

Asset Class	Basket Component	Weight
Equity Indices	S&P 500® Index	[1/6	]
	Dow Jones EUROSTOXX 50® Index	[1/6	]
Currencies	Indian Rupee	[1/6	]
	British Pound	[1/6	]
Commodities	WTI Crude Oil	[1/6	]
	Zinc	[1/6	]

The equity indices (and their weight in the basket) are: the S&P 500® Index ([16 2/3]%) and the Dow Jones EUROSTOXX 50® Index ([16 2/3]%) (each, a “Basket Index” and, collectively, the “Basket Indices”).

The currencies (and their weight in the basket) are: the Indian Rupee ([16 2/3%]) (“INR”) and the British Pound ([16 2/3%]) (“GBP” and, each, a “Reference Currency” and, collectively, the “Reference Currencies”). The currency rates (the “Currency Rates”) for the Reference Currencies will equal the exchange rates between the INR and the U.S. Dollar and the GBP and the U.S. Dollar at the rate of conversion of U.S. Dollars into such Reference Currency on the relevant date, expressed as the number of such Reference Currency per one unit of U.S. Dollars.

The commodities (and their weight in the basket) are: WTI crude oil ([16 2/3]%) and zinc ([16 2/3]%) (each, a “Basket Commodity” and, collectively, the “Basket Commodities”). Each Basket Index, Reference Currency and Basket Commodity is referred to as a “Basket Component” and are collectively referred to as the “Basket Components”.

Neither Barclays Bank PLC nor any of its affiliates makes any representation or warranty as to the performance of the Basket Components.

The inclusion or exclusion of a Basket Component in the basket is not a recommendation to invest in or divest any interest in any of the Basket Indices, or stocks underlying the Basket Indices, and neither Barclays Bank PLC nor any of its affiliates make any representations or warranties to any holder of the Notes as to the performance of any of the Basket Components or the U.S. or European securities markets or the currency and commodity futures, forward and spot markets. Any prospective investor in the Notes should understand the U.S. and European securities market and should undertake an independent investigation of Basket Components such as in its judgment is appropriate to make an informed decision with respect to an investment in the Notes.

Barclays Bank PLC or its affiliates may presently or from time to time invest in, or divest an interest in, one or more “currency investments” and “commodity investments” (i.e., trading of commodities, futures and forward contracts with respect to currencies and/or commodities and other instruments and derivative products based on currencies, commodities and/or the basket) or “index investments” (i.e. stocks underlying the Basket Indices, futures or options on the Basket Indices or stocks underlying the Basket Indices, or exchange-traded funds or other derivative instruments with returns linked or related to changes in the trading prices of stocks underlying the Basket Indices or the value of the Basket Indices), may render investment advice to a third party with respect to one or more currency, commodity or index investments, or may facilitate on behalf of a third party an investment in, or a divestiture of an interest in, one or more currency, commodity or index investments. In the course of such business, Barclays Bank PLC or its affiliates may acquire nonpublic information with respect to such currency, commodity or index investments and, in addition, one or more affiliates of Barclays Bank PLC may produce and/ or publish research reports with respect to such currency, commodity or index investments. Barclays Bank PLC does not make any representation or warranty to any purchaser of a Note with respect to any matters whatsoever relating to such activities.

The Basket Indices

General

The Basket Indices are comprised of two stock indices: the S&P 500® Index and the Dow Jones EUROSTOXX 50® Index.

The S&P 500® Index

We have derived all information regarding the S&P 500® Index contained in this pricing supplement, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by S&P. We do not assume any responsibility for the accuracy or completeness of such information. S&P has no obligation to continue to publish the S&P 500® Index, and may discontinue publication of the S&P 500® Index.

Standard & Poor’s publishes the S&P 500® Index. The S&P 500® Index is a capitalization weighted index and is intended to provide an indication of the pattern of common stock price movement. The calculation of the level of the S&P 500® Index, discussed below in further detail, is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. As of May 8, 2006, 425 companies, or 85.8% of the S&P 500® Index, traded on the New York Stock Exchange and 75 companies, or 14.2% of the S&P 500® Index, traded on The Nasdaq Stock Market. Standard & Poor’s chooses companies for inclusion in the S&P 500® Index with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of the New York Stock Exchange, which Standard & Poor’s uses as an assumed model for the composition of the total market. Relevant criteria employed by Standard & Poor’s include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market price of that company’s common stock is generally responsive to changes in the affairs of the respective industry and the market value and trading activity of the common stock of that company. Ten main groups of companies comprise the S&P 500® Index with the number of companies included in each group, as of May 8, 2006, indicated in parentheses: Industrials (53), Utilities (31), Telecommunication Services (8), Materials (31), Information Technology (79), Energy (29), Consumer Staples (40), Consumer Discretionary (87), Healthcare (56) and Financials (86). Changes in the S&P 500® Index are reported daily in the financial pages of many major newspapers, on the Bloomberg Financial Service under the symbol “SPX” and on Standard & Poor’s website (http://www.spglobal.com). Information contained in the Standard & Poor’s website is not incorporated by reference in, and should not be considered a part of, this Preliminary Pricing Supplement. The S&P 500® INDEX does not reflect the payment of dividends on the stocks included in the S&P 500® INDEX.

Computation of the S&P 500® Index

Standard & Poor’s currently computes the S&P 500® Index as of a particular time as follows:

•	the product of the market price per share and the number of then outstanding shares of each component stock is determined as of that time (referred to as the “market value” of that stock);

•	the market values of all component stocks as of that time are aggregated;

•	the mean average of the market values as of each week in the base period of the years 1941 through 1943 of the common stock of each company in a group of 500 substantially similar companies is determined;

•	the mean average market values of all these common stocks over the base period are aggregated (the aggregate amount being referred to as the “base value”);

•	the current aggregate market value of all component stocks is divided by the base value; and

•	the resulting quotient, expressed in decimals, is multiplied by ten.

While Standard & Poor’s currently employs the above methodology to calculate the Index, no assurance can be given that Standard & Poor’s will not modify or change this methodology in a manner that may affect the amount payable to beneficial owners of the Notes upon maturity or otherwise.

Standard & Poor’s adjusts the foregoing formula to offset the effects of changes in the market value of a component stock that are determined by Standard & Poor’s to be arbitrary or not due to true market fluctuations.

These changes may result from causes such as:

•	the issuance of stock dividends;

•	the granting to shareholders of rights to purchase additional shares of stock;

•	the purchase of shares by employees pursuant to employee benefit plans;

•	consolidations and acquisitions;

•	the granting to shareholders of rights to purchase other securities of the issuer;

•	the substitution by Standard & Poor’s of particular component stocks in the S&P 500® Index; or

•	other reasons.

In these cases, Standard & Poor’s first recalculates the aggregate market value of all component stocks, after taking account of the new market price per share of the particular component stock or the new number of outstanding shares of that stock or both, as the case may be, and then determines the new base value in accordance with the following formula:

Old Base Value x New Market Value	= New Base Value
Old Market Value

The result is that the base value is adjusted in proportion to any change in the aggregate market value of all component stocks resulting from the causes referred to above to the extent necessary to negate the effects of these causes upon the index.

In addition, Standard & Poor’s standard practice is to remove all closely held shares and shares held between corporations who are both in the calculations of the S&P 500® Index and an S&P 500® Index component’s market value.

Neither Barclays Bank PLC nor any of its affiliates accepts any responsibility for the calculation, maintenance or publication of, or for any error, omission or disruption in, the S&P 500® Index or any successor Index. Standard & Poor’s does not guarantee the accuracy or the completeness of the S&P 500® Index or any data included in the S&P 500® Index. Standard & Poor’s assumes no liability for any errors, omissions or disruption in the calculation and dissemination of the S&P 500® Index. Standard & Poor’s disclaims all responsibility for any errors or omissions in the calculation and dissemination of the S&P 500® Index or the manner in which the S&P 500® Index is applied in determining the amount payable at maturity.

The Dow Jones EUROSTOXX 50® Index

The Dow Jones EUROSTOXX 50® Index is a capitalization-weighted index of 50 European blue-chip companies. The index was developed with a base value of 1,000 as of December 31, 1991. The Dow Jones EUROSTOXX 50® Index market sector indices represent the Eurozone portion of the Dow Jones STOXX Total Market Index.

The Dow Jones EUROSTOXX 50® Index is compiled and calculated as follows. It is calculated with the Laspeyres formula, which measures price changes against a fixed base quantity weight. The Dow Jones EUROSTOXX 50® Index is weighted by free-float market capitalization. Each component’s weight is capped at 10% of the Dow Jones EUROSTOXX 50® Index’s total free-float market capitalization. Weights are reviewed quarterly. The Dow Jones EUROSTOXX 50® Index composition is reviewed annually in September. Within each of the 18 Dow Jones EUROSTOXX 50® Index market sector indices, the component stocks are ranked by free-float market capitalization. The largest stocks are added to the selection list until the coverage is close to, but still less than, 60% of the free-float market capitalization of the corresponding Dow Jones EUROSTOXX 50® Index TM market sector index. If the next-ranked stock brings the coverage closer to 60% in absolute terms, then it is also added to the selection list. Any remaining stocks that are current Dow Jones EUROSTOXX 50® Index components are added to the selection list. The stocks on the selection list are ranked by free-float market capitalization. In exceptional cases, the STOXX Limited Supervisory Board may make additions and deletions to the selection list.

The 40 largest stocks on the selection list are chosen as components. Any remaining current components of Dow Jones EUROSTOXX 50® Index ranked between 41 and 60 are added as index components. If the component number is still below 50, then the largest stocks on the selection list are added until the index contains 50 stocks.

The Dow Jones EUROSTOXX 50® Index is published by STOXX Limited, a partnership of Deutsche Börse AG, Dow Jones & Company, Euronext Paris SA and SWX Swiss Exchange. It is calculated daily, subject to the rules of its sponsor, and is disseminated every 15 seconds to numerous public information sources.

The Dow Jones EUROSTOXX 50® Index has an index divisor, which is adjusted to maintain the continuity of the Dow Jones EUROSTOXX 50® Index’s value across changes due to corporate actions such as:

•	the issuance of dividends,

•	the occurrence of stock splits,

•	the stock repurchase by the issuer, and

•	other reasons.

License Agreements

The S&P 500® Index

Standard & Poor’s and Barclays Bank PLC have entered into a non-exclusive license agreement providing for the license to Barclays Bank PLC, and certain of its affiliated or subsidiary companies, in exchange for a fee, of the right to use the S&P 500® Index, which is owned and published by Standard & Poor’s, in connection with securities, including the Notes.

The license agreement between Standard & Poor’s and Barclays Bank PLC provides that the following language must be set forth in this pricing supplement:

The Notes are not sponsored, endorsed, sold or promoted by Standard & Poor’s, a division of McGraw-Hill, Inc. (“S&P”). S&P makes no representation or warranty, express or implied, to the owners of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly or the ability of the S&P 500 Index to track general stock market performance. S&P’s only relationship to Barclays Bank PLC is the licensing of certain trademarks and trade names of S&P and of the S&P 500 Index which is determined, composed and calculated by S&P without regard to Barclays Bank PLC or the Notes. S&P has no obligation to take the needs of Barclays Bank PLC or the owners of the Notes into consideration in determining, composing or calculating the S&P 500 Index. S&P is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes is to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Notes.

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY BARCLAYS BANK PLC, OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

“Standard & Poor’s®”, “S&P®”, “S&P 500®”, “Standard & Poor’s 500”, and “500” are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Barclays Bank PLC. The Notes are not sponsored, endorsed, sold or promoted by Standard & Poor’s and Standard & Poor’s makes no representation regarding the advisability of investing in the Notes.

The Dow Jones EUROSTOXX 50® Index

We have entered into a non-exclusive license agreement with Stoxx Limited whereby we, in exchange for a fee, are permitted to use the Dow Jones EUROSTOXX 50® Index in connection with the offer and sale of the Notes. The license agreement between STOXX and us provides that the following language must be set forth in this supplement: The Notes are not sponsored, endorsed, sold or promoted by STOXX Limited (“STOXX”) or Dow Jones & Company, Inc. (“Dow Jones”). Neither STOXX nor Dow Jones makes any representation or warranty, express or implied, to the owners of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly. The only relationship of STOXX to the Barclays Bank PLC is as the licensor of the Dow Jones EUROSTOXX 50® Index and of certain trademarks, trade names and service marks of STOXX, and as the sublicensor of the Dow Jones IndexesSM and of certain trademarks, trade names and service marks of Dow Jones. The aforementioned indexes are determined, composed and calculated by STOXX or Dow Jones, as the case may be, without regard to Barclays Bank PLC or the Notes. Neither STOXX nor Dow Jones is responsible for or has participated in the determination of the timing, prices, or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash. Neither STOXX nor Dow Jones has any obligation or liability in connection with the administration, marketing or trading of the Notes.

STOXX and Dow Jones have no relationship to Barclays Bank PLC, other than the licensing of the Dow Jones EUROSTOXX 50® Index and the related trademarks for use in connection with the Notes.

STOXX AND DOW JONES DO NOT: SPONSOR, ENDORSE, SELL OR PROMOTE THE NOTES; RECOMMEND THAT ANY PERSON INVEST IN THE NOTES OR ANY OTHER SECURITIES; HAVE ANY RESPONSIBILITY OR LIABILITY FOR OR MAKE ANY DECISIONS ABOUT THE TIMING, AMOUNT OR PRICING OF THE NOTES; HAVE ANY RESPONSIBILITY OR LIABILITY FOR THE ADMINISTRATION, MANAGEMENT OR MARKETING OF THE NOTES; OR CONSIDER THE NEEDS OF THE NOTES OR THE OWNERS OF THE NOTES IN DETERMINING, COMPOSING OR CALCULATING THE DOW JONES DOW JONES EUROSTOXX 50® INDEX OR HAVE ANY OBLIGATION TO DO SO.

STOXX AND DOW JONES WILL NOT HAVE ANY LIABILITY IN CONNECTION WITH THE NOTES. SPECIFICALLY, STOXX AND DOW JONES DO NOT MAKE ANY WARRANTY, EXPRESS OR IMPLIED AND DISCLAIM ANY AND ALL WARRANTY ABOUT: THE RESULTS TO BE OBTAINED BY THE NOTES, THE OWNER OF THE NOTES OR ANY OTHER PERSON IN CONNECTION WITH THE USE OF THE DOW JONES EUROSTOXX 50® INDEX AND THE DATA INCLUDED IN DOW JONES EUROSTOXX 50® INDEX; THE ACCURACY OR COMPLETENESS OF THE DOW JONES EUROSTOXX 50® INDEX AND ITS DATA; THE MERCHANTABILITY AND THE FITNESS FOR A PARTICULAR PURPOSE OR USE OF THE DOW JONES EUROSTOXX 50® INDEX AND ITS DATA; STOXX AND DOW JONES WILL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS IN THE DOW JONES EUROSTOXX 50® INDEX OR ITS DATA; UNDER NO CIRCUMSTANCES WILL STOXX OR DOW JONES BE LIABLE FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES OR LOSSES, EVEN IF STOXX OR DOW JONES KNOWS THAT THEY MIGHT OCCUR.

The licensing agreement between Barclays Bank PLC and STOXX is solely for their benefit and not for the benefit of the owners of the Notes or any other third parties.

The Dow Jones EUROSTOXX 50® Index is proprietary and copyrighted material. The Dow Jones EUROSTOXX 50® Index and the related trademarks have been licensed for certain purposes by Barclays Bank PLC.

The Reference Currencies

General

The Reference Currencies are comprised of two currencies: the Indian Rupee (INR); and the British Pound (GBP).

The inclusion or exclusion of a currency as a Reference Currency is not a recommendation to acquire or divest any interest in such currency, and neither Barclays Bank PLC nor any of its affiliates make any representations or warranties to any holder of the Notes as to the currency performance of any Reference Currency. Any prospective investor in the Notes should understand the foreign exchange market and currency derivative market and should undertake an independent investigation of the Reference Currencies such as in its judgment is appropriate to make an informed decision with respect to an investment in the Notes.

Currency Rates

The currency rates for each Reference Currency, for purposes of determining the value of the currency performance on any given day, including the initial valuation date and final valuation date, will be determined by the calculation agent as the quotient of: (a) one (1), divided by (b) the spot rate, which is, in respect of a Reference Currency, the number of currency units of such Reference Currency per one U.S. Dollar (to the nearest 6 decimal points) as determined by the Calculation Agent in accordance with the following:

(a) where the Reference Currency is INR, the INR/USD spot exchange rate, expressed the amount of INR per one U.S. Dollar, for settlement in two business days, reported by the Reserve Bank of India which appears on the Reuters Screen RBIB at approximately 2:30 p.m., Mumbai time, or as soon thereafter as practicable, on the relevant date.

(b) where the Reference Currency is GBP, the official fixing rate for Pound Sterling/U.S. Dollar, expressed the amount of GBP per one

U.S. Dollar, for settlement in two business days, reported by the Federal Reserve Bank of New York which appears on the Reuters Screen 1 FED to the right of the caption “GBP” at approximately 10:00 a.m., New York time, or as soon thereafter as practicable, on the relevant date.

If any of the Reuters screens or pages described above, or the successor page thereto, is not available on the final valuation date, the applicable exchange rate will be calculated by the calculation agent as the quotient of one (1) divided by the arithmetic mean of the applicable offer-side spot quotations received by the calculation agent from two leading commercial banks (selected in the sole discretion of the calculation agent), for the relevant currencies. If these spot quotations are available from fewer than two banks, then the calculation agent, in its sole discretion, shall determine which quotation is available and reasonable to be used. If no such spot quotation is available, the calculation agent shall determine the applicable exchange rate for such date in a commercially reasonable manner.

If at any time there is a change in a Reference Currency such that the central bank of the country that issues such Reference Currency recognizes more than one currency or currency unit as the lawful currency of that country, then references in, and obligations arising under, the Notes at the time of any such change that are expressed in such Reference Currency shall be translated into, and/or any amount becoming payable under the Notes thereafter as specified herein and in the in terms and conditions of the Notes shall be paid in, the currency or currency unit of that country, and in the manner, designated by the Calculation Agent. See “Valuation of the Notes—Adjustments to the Basket and Reference Values—Changes to Reference Currencies” herein.

For a discussion of the risks related to government intervention, alteration of the exchange rates or relative exchange characteristics of the Currency Rates, see the third paragraph of “The Risk Factors—Reference Currencies—The Currency Rates are Related to Changes in the Value of the Reference Currencies Relative to the Dollar”.

The Basket Commodities

General

The Basket Commodities are concentrated in two sectors: base metals and energy. The market value of each of the Basket Commodities may fluctuate rapidly based on numerous factors, including: changes in supply and demand relationships; weather; agriculture; trade; fiscal, monetary and exchange control programs; domestic and foreign political and economic events and policies; technological developments and changes in interest rates. It is not possible to predict the aggregate effect of all or any of such factors on any of the Basket Commodities.

Specific factors that may affect the value of individual Basket Commodities are set forth below.

WTI Crude Oil

Crude oil, which is the world’s most actively traded commodity, is the unrefined petroleum that is the basis for gasoline, heating oil, gas oil and other refined petroleum products. There are many types of crude oil, including WTI crude. Changes in prices for crude oil are affected by numerous factors. In particular, demand for refined petroleum products by consumers, as well as the agricultural, manufacturing and transportation industries, affects the price of crude oil. Because the precursors of demand for petroleum products are linked to economic activity, demand will tend to reflect economic conditions. Crude oil’s major end-use as a refined product is as transport fuel, industrial fuel and in-home heating fuel. Potential for substitution in most areas exists, although considerations including relative cost often limit substitution levels.

In addition to general economic activity and demand, prices for crude oil are affected by political events, labor activity and, in particular, direct government intervention (such as embargoes) or supply disruptions in major oil-producing regions of the world. Such events tend to affect oil prices worldwide, regardless of the location of the event. Production decisions by the Organization of Oil and Petroleum Exporting Countries also affect crude oil supply and, therefore, crude oil prices. In the event of sudden disruptions in the supplies of oil, such as those caused by war, accidents or acts of terrorism, prices of oil futures contracts could become extremely volatile and unpredictable. Also, sudden and dramatic declines in the futures contract process may occur, for example, upon a cessation of hostilities that may exist in countries producing oil, the introduction of new or previously withheld supplies into the market or the introduction of substitute products or commodities.

Zinc

The price of zinc is primarily affected by the global demand for and supply of zinc.

Demand for zinc is significantly influenced by the level of global industrial economic activity. The galvanized steel industrial sector is particularly important given that the use of zinc in the manufacture of galvanized steel accounts for approximately 50% of worldwide zinc demand. The galvanized steel sector is, in turn, heavily dependent on the automobile and construction sectors. A relatively widespread increase in the demand for zinc by the galvanized steel sector, particularly in China and the United States, has been the primary cause of the recent rise in zinc prices. An additional, but highly volatile, component of demand is adjustments to inventory in response to changes in economic activity and/ or pricing levels.

The supply of zinc concentrate (the raw material) is dominated by China, Australia, North America and Latin America. The supply of zinc is affected by current and previous price levels, which influence investment decisions regarding new mines and smelters.

The Commodities Markets

The Reference Values of Basket Commodities will be determined by reference to prices of futures contracts and forward contracts or spot markets traded on the LME and NYMEX (together, the “Commodities Exchanges”). The LME is the principal industrial metals exchange in the world on which contracts for the delivery of zinc are traded. NYMEX is one of the principal energy exchanges in the world on which contracts for delivery of WTI crude oil are traded. The following discussion of the operation of certain aspects of the commodities markets is based on publicly available information and is provided for informational purposes only. You should make your own investigation into the Commodities Exchanges to determine whether the Notes are a suitable investment for you.

An exchange-traded futures contract is a bilateral agreement providing for the purchase and sale of a specified type and quantity of a commodity or financial instrument during a stated delivery month for a fixed price providing for the payment and receipt of a cash settlement. By its terms, a futures contract provides for a specified settlement month in which the commodity or financial instrument is to be delivered by the seller (whose position is therefore described as “short”) and acquired by the purchaser (whose position is therefore described as “long”) or in which the cash settlement amount is required to be paid. Prior to the date on which delivery is to be made under a futures contract, the exchange clearing house will require the holders of short positions to state their intentions with respect to delivery and, to the extent that such holders elect to make delivery (as opposed to cash settlement), the clearing house will match them with holders of long positions, who will then be required to accept delivery. In the vast majority of cases, actual delivery under contracts never takes place, as contracts are often liquidated with offsetting futures transactions prior to the maturity of the original contract.

No purchase price is paid or received on the purchase or sale of a futures contract. Instead, an amount of cash or cash equivalents, which varies based on the requirements imposed by the exchange clearing houses, but which may be as low as 5% or less of the value of the contract, must be deposited with the broker as “initial margin”. This margin deposit collateralizes the obligations of the parties to the futures contract to perform their obligations under such contract. By depositing margin in the most advantageous form (which may vary depending on the exchange, clearing house or broker involved), a market participant may be able to earn interest on its margin funds, thereby increasing the potential total return which may be realized from an investment in futures contracts. Subsequent payments to and from the broker, referred to as “variation margin”, are then normally made on a daily basis as the price of the futures contract fluctuates, thereby making existing positions in the futures contract more or less valuable, a process known as “marking to market”.

Futures contracts are traded on organized exchanges, known as “contract markets,” through the facilities of a centralized clearing house and a brokerage firm which is a member of the clearing house. The clearing house guarantees the performance of each clearing member which is a party to a futures contract by, in effect, taking the opposite side of the transaction. At any time prior to the expiration of a futures contract, subject to the availability of a liquid secondary market, a trader may elect to close out its position by taking an opposite position on the exchange on which the position was entered into, which operates to terminate the position and fix the trader’s profit or loss. U.S. contract markets (including the NYMEX), as well as brokers and market participants, are subject to regulation by the Commodity Futures Trading Commission. Futures markets outside the United States are generally subject to regulation by comparable regulatory authorities (such as the Securities and Investment Board in the United Kingdom (the “SIB”)).

The LME

The LME was established in 1877 and is the principal metal exchange in the world on which contracts for delivery of copper, lead, zinc, tin, aluminum, aluminum alloy and nickel are traded. In contrast to U.S. futures exchanges, the LME operates as a principals’ market for the trading of forward contracts, and is therefore more closely analogous to over-the-counter physical commodity markets than futures markets. As a result, members of the LME trade with each other as principals and not as agents for customers, although such members may enter into offsetting “back-to-back” contracts with their customers. In addition, while futures exchanges permit trading to be conducted in contracts for monthly delivery in stated delivery months, historically LME contracts used to be established for delivery on any day (referred to as a “prompt date”) from one day to three months following the date of contract, the average amount of time it took a ship to sail from certain Commonwealth countries to London. Currently, LME contracts may be established for monthly delivery up to 63, 27 and 15 months forward (depending on the commodity). Further, because it is a principals’ forward market, there are no price limits applicable to LME contracts, and prices could decline without limitation over a period of time. Trading is conducted on the basis of warrants that cover physical material held in listed warehouses.

The LME is not a cash cleared market. Both interoffice and floor trading are cleared and guaranteed by a system run by the London Clearing House, whose role is to act as a central counterparty to trades executed between clearing members and thereby reduce risk and settlement costs. The LME is subject to regulation by the SIB. The bulk of trading on the LME is transacted through interoffice dealing which allows the LME to operate as a 24-hour market. Trading on the floor takes place in two sessions daily, from 11:40 am to 1:15 pm and from 3:10 to 4:35 pm, London time. The two sessions are each broken down into two rings made up of five minutes’ trading in each contract. After the second ring of the first session the official prices for the day are announced. Contracts may be settled by offset or delivery and can be cleared in U.S. Dollars, pounds sterling, Japanese yen and euros.

Copper and tin have traded on the LME since its establishment. The Copper Contract was upgraded to High Grade Copper in November 1981 and again to today’s Grade-A Contract which began trading in June 1986. Primary Aluminum was introduced as a 99.5% contract in December 1978 and today’s High Grade Primary Aluminum Contract began trading in August 1987. Nickel joined the exchange the year after aluminum, in April 1979. The LME share (by weight) of world terminal market trading is over 90% of all copper and virtually all aluminum, lead, nickel, tin and zinc.

The NYMEX

The NYMEX, located in New York City, is the world’s largest physical commodities futures exchange and the preeminent trading forum for energy and precious metals. NYMEX began commodities trading in 1872, organized as the Butter and Cheese Exchange of New York, and has since traded a variety of commodity products. The establishment of energy futures on the NYMEX occurred in 1978, with the introduction of heating oil futures contracts. The array of trading markets currently provided by the NYMEX includes futures and options contracts for crude oil, gasoline, heating oil, natural gas, electricity, gold, silver, copper, aluminum, and platinum; futures contracts for coal, propane, and palladium; and options contracts on the price differentials between crude oil and gasoline, crude oil and heating oil, Brent and West Texas Intermediate crude oil, and various futures contract months (calendar spreads) for light, sweet crude; Brent crude; gasoline; heating oil; and natural gas.

Historical Information

The following table sets forth for the dates indicated in 2001, 2002, 2003, 2004, 2005 and 2006 the Reference Value for each Basket Component. The historical values of the Basket Component should not be taken as an indication of future performance, and no assurance can be given that the value of the Basket Components will increase sufficiently to cause the holders of Notes to receive a payment at maturity in excess of the principal amount of such Notes.

Date	S&P 500 Index	Dow Jones EUROSTOXX 50® Index	Indian Rupee (USD/INR)	British Pound (USD/GBP)	WTI Crude Oil ($/barrel)	Zinc ($/ton)
March 30, 2001	1,160.33	4,185.00	0.021450	1.42	NA	977.00
June 29, 2001	1,224.42	4,243.91	0.021260	1.42	NA	870.00
September 28, 2001	1,040.94	3,296.66	0.020890	1.47	NA	782.00
December 31, 2001	1,148.08	3,806.13	0.020720	1.45	NA	767.50
March 29, 2002	1,147.39	3,784.05	0.020490	1.43	NA	825.50
June 28, 2002	989.82	3,133.39	0.020450	1.53	NA	796.50
September 30, 2002	815.28	2,204.39	0.020670	1.57	NA	735.50
December 31, 2002	879.82	2,386.41	0.020900	1.61	NA	749.50
March 31, 2003	848.18	2,036.86	0.021050	1.58	NA	763.00
June 30, 2003	974.50	2,419.51	0.021100	1.65	NA	783.50
September 30, 2003	995.97	2,395.87	0.021850	1.66	NA	825.00
December 31, 2003	1,111.92	2,760.66	0.021900	1.79	NA	1,008.00
March 31, 2004	1,126.21	2,787.49	0.023000	1.85	29.43	1,086.50
June 30, 2004	1,140.84	2,811.08	0.021750	1.82	33.25	967.00
September 30, 2004	1,114.58	2,726.30	0.021750	1.81	39.94	1,079.00
December 31, 2004	1,211.92	2,951.24	0.023000	1.92	40.47	1,270.00
March 31, 2005	1,180.59	3,055.73	0.022850	1.89	55.03	1,349.00
June 30, 2005	1,191.33	3,181.54	0.022970	1.79	58.92	1,223.00
September 30, 2005	1,228.81	3,428.51	0.022720	1.76	67.04	1,411.00
December 30, 2005	1,248.29	3,578.93	0.022200	1.72	63.25	1,915.00
March 31, 2006	1,294.83	3,853.74	0.022410	1.74	68.67	2,690.50

Source: Bloomberg/Reuters

VALUATION OF THE NOTES

Prior to Maturity

The market value of the Notes will be affected by several factors many of which are beyond our control. We expect that generally the value of the Basket Components on any day will affect the market value of the Notes more than any other factors. Other factors that may influence the market value of the Notes include, but are not limited to, supply and demand for the Notes, the volatility of commodities prices, the value of the Currency Rates, or the stock included on the Basket Indices, economic, financial, political, regulatory, or judicial events that affect the value of the Basket Components, as well as the perceived creditworthiness of Barclays Bank PLC. See “Risk Factors” in this pricing supplement for a discussion of the factors that may influence the market value of the Notes prior to maturity.

SPECIFIC TERMS OF THE NOTES

In this section, references to “holders” mean those who own the Notes registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in the Notes registered in street name or in the Notes issued in book-entry form through The Depository Trust Company or another depositary. Owners of beneficial interests in the Notes should read the section entitled “Form, Denomination and Legal Ownership of Notes” in the accompanying prospectus supplement and “Description of Debt Securities – Legal Ownership; Form of Debt Securities” in the accompanying prospectus.

The Notes are part of a series of debt securities entitled “Medium-Term Notes, Series A” (the “medium-term notes”) that we may issue under the indenture, dated September 16, 2004, between Barclays Bank PLC and The Bank of New York, as trustee, from time to time. This pricing supplement summarizes specific financial and other terms that apply to the Notes. Terms that apply generally to all medium-term notes are described in “Description of Medium-Term Notes” in the accompanying prospectus supplement. The terms described here (i.e., in this pricing supplement) supplement those described in the accompanying prospectus, prospectus supplement and any free writing prospectus and, if the terms described here are inconsistent with those described in those documents, the terms described here are controlling.

Please note that the information about the price to the public and the net proceeds to Barclays Bank PLC on the front cover of this pricing supplement relates only to the initial sale of the Notes. If you have purchased the Notes in a market resale transaction after the initial sale, information about the price and date of sale to you will be provided in a separate confirmation of sale.

We describe the terms of the Notes in more detail below.

Coupon

We will not pay you interest during the term of the Notes.

Denomination

We will offer the Notes in denominations of $1,000 and integral multiples thereof.

Payment at Maturity

You will receive a cash payment at maturity that is based on the performance of the basket, which may be positive or negative. The Notes are fully principal protected and you will receive a minimum of the full principal amount of your Notes if you hold them until maturity.

At maturity, the cash payment per $1,000 principal amount of the Notes will be equal to $1,000 plus the basket return, which may be zero. The “basket return” per $1,000 principal amount of the Notes will be equal to $1,000 times the participation rate times the basket performance. However, if the basket performance is zero or negative, the basket return will be zero. The basket performance equals the weighted average of the percentage change (which may be positive or negative) in the value of the Basket Component between the initial valuation date and the final valuation date, inclusive. The basket performance will be calculated as follows:

where,

C(i) Final = Reference Value of each Basket Component C(i) on the final valuation date

C(i) Initial = Reference Value of each Basket Component C(i) on the initial valuation date

W(i) = Weighting of each Basket Component C(i)

The method of determination for the Reference Value for each Basket Component is specified under “– Reference Values” below. The method may be adjusted by the calculation agent upon the occurrence of certain extraordinary events as set forth under “– Adjustments to the Basket and Reference Value” below.

Maturity Date

If the maturity date stated on the cover of this pricing supplement is not a business day, in that case the maturity date will be the next following business day. If the final valuation date stated on the cover of this pricing supplement does not qualify as the final valuation date referred to below, then the maturity date will be the second business day following the final valuation date. The calculation agent may postpone the final valuation date – and therefore the maturity date – if a market disruption event occurs or is continuing on a day that would otherwise be the final valuation date. We describe market disruption events under “– Market Disruption Event” below.

In the event that payment at maturity is deferred beyond the stated maturity date, penalty interest will not accrue or be payable with respect to that deferred payment.

Modified Following Business Day

Any payment on the Notes that would otherwise be due on a day that is not a business day may instead be paid on the next day that is a business day, unless that day falls in the next calendar month, in which case the payment date will be the first preceding day that is a business day (with the same effect as if paid on the original due date).

Final Valuation Date

The final valuation date will be the final valuation date stated on the cover of this pricing supplement, unless the calculation agent determines that a market disruption event occurs or is continuing on that day. In that event, the final valuation date will be the first following business day on which the calculation agent determines that a market disruption event does not occur and is not continuing. In no event, however, will the final valuation date for the Notes be postponed by more than five business days.

Reference Values

The reference value for each Basket Component (the “Reference Value”) will be determined as described below:

•	The S&P 500® Index – the closing value of the S&P 500® Index as determined by its sponsor and displayed on Bloomberg as SPX or on Reuters as GSPC.

•	The Dow Jones EUROSTOXX 50® Index – the closing value of the Dow Jones EUROSTOXX 50® Index as determined by its sponsor and displayed on Bloomberg as SX5E or on Reuters as STOXX50E.

•	For each Reference Currency, the Currency Rate (as described further “Currency Rate” below).

•	WTI Crude – The closing settlement price per barrel of West Texas Intermediate Light Sweet Crude Oil on the NYMEX of the futures contract in respect of the first nearby month, stated in U.S. Dollars, as made public by the NYMEX and displayed on Bloomberg as CL1 or on Reuters as CLc1.

•	Zinc – The official cash settlement price per ton of Special High Grade Zinc on the LME, stated in U.S. Dollars, as determined by the LME and displayed on Bloomberg as LOZSDY or on Reuters as MZN0.

Currency Rates

The currency rates for each Reference Currency, for purposes of determining the value of the currency performance on any given day, including the initial valuation date and final valuation date, will be determined by the calculation agent as the quotient of: (a) one (1), divided by (b) the spot rate, which is, in respect of a Reference Currency, the number of currency units of such Reference Currency per one U.S. Dollar (to the nearest 6 decimal points) as determined by the Calculation Agent in accordance with the following:

(a) where the Reference Currency is INR, the INR/USD spot exchange rate, expressed the amount of INR per one U.S. Dollar, for settlement in two business days, reported by the Reserve Bank of India which appears on the Reuters Screen RBIB at approximately 2:30 p.m., Mumbai time, or as soon thereafter as practicable, on the relevant date.

(b) where the Reference Currency is GBP, the official fixing rate for Pound Sterling/U.S. Dollar, expressed the amount of GBP per one U.S. Dollar, for settlement in two business days, reported by the Federal Reserve Bank of New York which appears on the Reuters Screen 1 FED to the right of the caption “GBP” at approximately 10:00 a.m., New York time, or as soon thereafter as practicable, on the relevant date.

If any of the Reuters screens or pages described above, or the successor page thereto, is not available on the final valuation date, the applicable exchange rate will be calculated by the calculation agent as the quotient of one (1) divided by the arithmetic mean of the applicable offer-side spot quotations received by the calculation agent from two leading commercial banks (selected in the sole discretion of the calculation agent), for the relevant currencies. If these spot quotations are available from fewer than two banks, then the calculation agent, in its sole discretion, shall determine which quotation is available and reasonable to be used. If no such spot quotation is available, the calculation agent shall determine the applicable exchange rate for such date in a commercially reasonable manner.

Reference Values on the Initial Valuation Date

	S&P 500®	Dow Jones EUROSTOXX 50® Index	Indian Rupee	British Pound	WTI Crude Oil	Zinc
			INR/USD	GBP/USD	USD	USD

C(i) Initial	[•]	[•]	[•]	[•]	[•]	[•]

Adjustments to the Basket and Reference Values

Discontinuance or Modification of an Index

If an Index Sponsor discontinues publication of an Index and such Index Sponsor or anyone else publishes a substitute index that the calculation agent determines is comparable to the relevant Index, then the calculation agent will determine the amount payable at maturity by reference to that substitute index. We refer to any substitute index approved by the calculation agent as a successor index.

If the calculation agent determines that the publication of a Basket Index is discontinued and there is no successor index or the successor index is not available to us or the calculation agent, the calculation agent will determine the amount payable by a computation methodology that the calculation agent determines will as closely as reasonably possible replicate such Basket Index.

If the calculation agent determines that the Basket Index or the method of calculating an Index is changed at any time in any material respect, then the calculation agent will be permitted (but not required) to make such adjustments to such Basket Index or the method of its calculation as it believes are appropriate to ensure that the value of the Basket Index used on the final valuation date is equitable.

All determinations and adjustments to be made by the calculation agent with respect to the Basket Indices may be made by the calculation agent in its sole discretion. See “Risk Factors” in this pricing supplement for a discussion of certain conflicts of interest which may arise with respect to the calculation agent.

Changes to Reference Currency

If at any time there is a change in a Reference Currency such that the central bank of the country that issues such Reference Currency recognizes more than one currency or currency unit as the lawful currency of that country, then references in, and obligations arising under, the Notes at the time of any such change that are expressed in such Reference Currency shall be translated into, and/or any amount becoming payable under the Notes thereafter as specified herein and in the in terms and conditions of the Notes shall be paid in, the currency or currency unit of that country, and in the manner, designated by the Calculation Agent. Any such translation shall be made at the official rate of exchange recognized for that purpose by the central bank of such country.

Where such a change in currency occurs, the Global Note in respect of the Notes then outstanding and the terms and conditions relating to such Notes shall be amended in the manner agreed by the Issuer and the paying agent so as to reflect the change and, so far as practicable, to place the Issuers and the paying agent and the Noteholders in the same position each would have been in had no change in currency occurred (such amendments to include, without limitation, changes required to reflect any modification to business day or other conventions arising in connection with such change in currency), provided that any such amendments will only be made in a manner that is consistent with the hedging arrangements entered into by the Issuer in connection with such Notes. All amendments made pursuant hereto will be binding upon the Noteholders.

Notification of any amendments made to the Notes pursuant hereto will be made in accordance with the terms and conditions of the Notes, which will state inter alia the date on which such amendments are to take or took effect, as the case may be.

Basket Commodities

The composition of the basket and/or the method of determining the Reference Value for a Basket Commodity may be adjusted from time to time by the calculation agent, in its sole discretion, as follows:

•	In the event that an official closing price is not available for a Basket Commodity for whatever reason, including any discontinuance of trading in the relevant contract by the relevant Commodities Exchange, then the calculation agent may take such action, including adjustments to the basket or to the method of determining such Reference Value as it deems appropriate. By way of example, and without limitation, if a contract which serves as the basis for determining the Reference Value of a particular Basket Commodity is discontinued by the relevant Commodities Exchange, the calculation agent may determine such Reference Value for that Basket Commodity by reference to another contract for the Basket Commodity traded on another exchange or to its bid for the Basket Commodity for delivery on the final valuation date.

•	In the event that the terms of any contract used for determining the Reference Value of any Basket Commodity are changed in a material respect by the relevant Commodities Exchange, the calculation agent may take such action, including adjustments to the basket or to the method of determining the Reference Value of that Basket Commodity, as it deems appropriate. Although we are not aware of any planned modification of the terms of any contract, no assurance can be given that such modifications will not occur prior to the stated maturity date.

No adjustment will be made unless the calculation agent determines, in its sole discretion, that such adjustment is appropriate to maintain the validity of the Reference Value as an economic benchmark for the affected Basket Commodity. Such adjustments, if any, may be made by the calculation agent at any time, or from time to time, on or prior to the stated maturity date. No adjustment will be made other than in accordance with the above. See “Risk Factors” in this pricing supplement for a description of certain conflicts of interest which may arise with respect to the calculation agent.

Market Disruption Event

As described under “– Payment at Maturity” above, the calculation agent will calculate the basket return on the final valuation date. As described above, the final valuation date may be postponed and thus the calculation of the basket return may be postponed if the calculation agent determines that, on the final valuation date, a market disruption event has occurred or is continuing with respect to one or more Basket Indices or Basket Commodities. If such a postponement occurs, the calculation agent will use the Reference Values of the Basket Component for which no market disruption event has occurred as of the final valuation date and, with respect to the Reference Values of the Basket Indices and/or Basket Commodities for which a market disruption event has occurred, the calculation agent will use the Reference Values of such Basket Indices or Basket Commodities on the first business day on which no market disruption event occurs or is continuing with respect to such Basket Index or Basket Commodity, as applicable. In no event, however, will the calculation of the basket return be postponed by more than five business days.

If the calculation of the basket return is postponed to the last possible day, but a market disruption event occurs or is continuing on that day, that day will nevertheless be the date on which the basket return will be calculated by the calculation agent. In such an event, the calculation agent will make a good faith estimate in its sole discretion of the basket return that would have prevailed in the absence of the market disruption event.

The Basket Indices

Any of the following in connection with a Basket Index will be a market disruption event:

•	A suspension, absence or material limitation of trading in stocks constituting 20% or more, by weight, of such Basket Indices on their respective markets;

•	A suspension, absence or material limitation of trading in options or futures contracts relating to such Basket Index; and

•	The Reference Value for such Basket Index is not published.

or, in any other event, the calculation agent determines in its sole discretion that the event materially interferes with our ability or the ability of any of our affiliates to unwind all or a material portion of a hedge with respect to the Notes or that we or our affiliates have effected or my effect as described below under “Use of Proceeds and Hedging” in this pricing supplement.

The following events will not be market disruption events with respect to any Basket Index:

•	a limitation on the hours or number of days of trading that results from an announced change in the regular business hours of the relevant market; or

•	a decision to permanently to discontinue trading in the option or futures contracts relating to such Basket Index or any stock included on such Basket Index.

For purposes of this section, an “absence of trading” on an exchange or market will not include any time when the relevant exchange or market is itself closed for trading under ordinary circumstances.

Basket Commodities

Any of the following in connection with a Basket Commodity will be a market disruption event:

•	Price Source Disruption. The failure of the price source to announce or publish the Reference Value for a Basket Commodity or the temporary or permanent discontinuance or unavailability of the price source;

•	Trading Suspension. The material suspension of trading in any exchange traded futures contracts that is used by the calculation agent to determine a Reference Value; or

•	Trading Limitation. A material limitation imposed on trading in the futures or forward contract for the relevant Basket Commodity or in any additional futures contract, options contract or commodity on any exchange or principal trading market as specified in the relevant agreement or confirmation;

if the calculation agent determines in its sole discretion that the event materially interferes with our ability or the ability of any of our affiliates to unwind all or a material portion of a hedge with respect to the Notes that we or our affiliates have effected or may effect as described below under “Use of Proceeds and Hedging” in this pricing supplement.

The following events will not be market disruption events:

•	a limitation on the hours or numbers of days of trading, but only if the limitation results from an announced change in the regular business hours of the relevant exchange; or

•	a decision to permanently discontinue trading (without any implementation of such decision) in the option or futures (and forward) contracts relating to any Basket Commodity (see “– Adjustments to the Basket and Reference Value” above).

For this purpose, an “absence of trading” in the primary exchange on which option or futures or forward contracts related to any commodity are traded will not include any time when that exchange is itself closed for trading under ordinary circumstances.

Default Amount on Acceleration

If an event of default occurs and the maturity of the Notes is accelerated, we will pay the default amount in respect of the principal of the Notes at maturity. We describe the default amount below under “– Default Amount”.

For the purpose of determining whether the holders of our medium-term notes, of which the Notes are a part, are entitled to take any action under the indenture, we will treat the stated principal amount of each Note outstanding as the principal amount of that Note. Although the terms of the Notes may differ from those of the other medium-term notes, holders of specified percentages in principal amount of all medium-term notes, together in some cases with other series of our debt securities, will be able to take action affecting all the medium-term notes, including the Notes. This action may involve changing some of the terms that apply to the medium-term notes, accelerating the maturity of the medium-term notes after a default or waiving some of our obligations under the indenture. We discuss these matters in the attached prospectus under “Description of Debt Securities – Modification and Waiver” and “– Senior Events of Default; Subordinated Events of Default and Defaults; Limitations of Remedies”.

Default Amount

The default amount for the Notes on any day will be an amount, determined by the calculation agent in its sole discretion, equal to the cost of having a qualified financial institution, of the kind and selected as described below, expressly assume all our payment and other obligations with respect to the Notes as of that day and as if no default or acceleration had occurred, or to undertake other obligations providing substantially equivalent economic value to you with respect to the Notes. That cost will equal:

•	the lowest amount that a qualified financial institution would charge to effect this assumption or undertaking, plus

•	the reasonable expenses, including reasonable attorneys’ fees, incurred by the holders of the Notes in preparing any documentation necessary for this assumption or undertaking.

During the default quotation period for the Notes, which we describe below, the holders of the Notes and/or we may request a qualified financial institution to provide a quotation of the amount it would charge to effect this assumption or undertaking. If either party obtains a quotation, it must notify the other party in writing of the quotation. The amount referred to in the first bullet point above will equal the lowest – or, if there is only one, the only – quotation obtained, and as to which notice is so given, during the default quotation period. With respect to any quotation, however, the party not obtaining the quotation may object, on reasonable and significant grounds, to the assumption or undertaking by the qualified financial institution providing the quotation and notify the other party in writing of those grounds within two business days after the last day of the default quotation period, in which case that quotation will be disregarded in determining the default amount.

Default Quotation Period

The default quotation period is the period beginning on the day the default amount first becomes due and ending on the third business day after that day, unless:

•	no quotation of the kind referred to above is obtained, or

•	every quotation of that kind obtained is objected to within five business days after the due date as described above.

If either of these two events occurs, the default quotation period will continue until the third business day after the first business day on which prompt notice of a quotation is given as described above. If that quotation is objected to as described above within five business days after that first business day, however, the default quotation period will continue as described in the prior sentence and this sentence.

In any event, if the default quotation period and the subsequent two business day objection period have not ended before the final valuation date, then the default amount will equal the principal amount of the Notes.

Qualified Financial Institutions

For the purpose of determining the default amount at any time, a qualified financial institution must be a financial institution organized under the laws of any jurisdiction in the United States of America or Europe, which at that time has outstanding debt obligations with a stated maturity of one year or less from the date of issue and rated either:

•	A-1 or higher by Standard & Poor’s, a division of the McGraw Hill Companies, Inc., or any successor, or any other comparable rating then used by that rating agency, or

•	P-1 or higher by Moody’s Investors Service, Inc. or any successor, or any other comparable rating then used by that rating agency.

Manner of Payment and Delivery

Any payment on or delivery of the Notes will be made to accounts designated by you and approved by us, or at the office of the trustee in New York City, but only when the Notes are surrendered to the trustee at that office. We also may make any payment or delivery in accordance with the applicable procedures of the depositary.

Business Day

When we refer to a business day with respect to the Notes, we mean a Monday, Tuesday, Wednesday, Thursday or Friday that is not a day on which banking institutions in New York City generally are authorized or obligated by law, regulation or executive order to close.

Role of Calculation Agent

Initially, Barclays Bank PLC will serve as the calculation agent. We may change the calculation agent after the original issue date of the Notes without notice. The calculation agent will make all determinations regarding the Reference Value of the Basket Component, market disruption events, business days, the default amount, the basket performance, the basket return and the amount payable in respect of your Notes at maturity or any other calculation or determination to be made by the calculation agent as specified herein. Absent manifest error, all determinations of the calculation agent will be final and binding on you and us, without any liability on the part of the calculation agent. You will not be entitled to any compensation from us for any loss suffered as a result of any of the above determinations by the calculation agent.

USE OF PROCEEDS AND HEDGING

We will use the net proceeds we receive from the sale of the Notes for the purposes we describe in the attached prospectus supplement under “Use of Proceeds.” We or our affiliates may also use those proceeds in transactions intended to hedge our obligations under the Notes as described below. In particular, we may:

•	acquire or dispose of long or short positions in listed or over-the-counter options, futures or other instruments linked to a Basket Component or stocks, commodities or currencies included on the Basket Component,

•	acquire or dispose of long or short positions in the stocks, commodities or currencies included on the Basket Indices,

•	acquire or dispose of long or short positions in listed or over-the-counter options, futures or other in instruments designed to track the performance of the Basket Component,

•	any combination of the above.

We or our affiliates may acquire a long or short position in securities similar to the Notes from time to time and may, in our or their sole discretion, hold or resell those securities.

We or our affiliates may close out our or their hedge on or before the final valuation date. That step may involve sales or purchases of the Instruments defined above under “Use of Proceeds.”

The hedging activity discussed above may adversely affect the market value of the Notes from time to time. See “Risk Factors” in this pricing supplement for a discussion of these adverse effects.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Cadwalader, Wickersham & Taft LLP, special U.S. tax counsel to us, the following discussion summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of Notes. This summary deals only with beneficial owners of Notes that are:

•	individuals who are a citizens or a residents of the United States, for federal income tax purposes;

•	corporations (or other entities that are treated as corporations for federal tax purposes) that are created or organized in or under the laws of the United States or any State thereof (including the District of Columbia);

•	estates whose income is subject to federal income taxation regardless of its source; or

•	trusts if a court within the United States is able to exercise primary supervision over their administration, and one or more United States persons have the authority to control all of their substantial decisions (each, a “U.S. Holder”).

This summary is based on interpretations of the Internal Revenue Code of 1986, as amended (the “Code”), regulations issued thereunder, and rulings and decisions currently in effect (or in some cases proposed), all of which are subject to change. Any such change may be applied retroactively and may adversely affect the federal income tax consequences described herein. This summary addresses only holders that purchase Notes at initial issuance and beneficially own such Notes as capital assets and not as part of a “straddle,” “hedge,” “synthetic security” or a “conversion transaction” for federal income tax purposes, or as part of some other integrated investment. This summary does not discuss all of the tax consequences that may be relevant to particular investors or to investors subject to special treatment under the federal income tax laws (such as banks, thrifts, or other financial institutions; insurance companies; securities dealers or brokers, or traders in securities electing mark-to-market treatment; mutual funds or real estate investment trusts; small business investment companies; S corporations; investors that hold their Notes through a partnership or other entity treated as a partnership for federal tax purposes; investors whose functional currency is not the U.S. dollar; persons subject to the alternative minimum tax; or retirement plans or other tax-exempt entities, or persons holding the Notes in tax-deferred or tax-advantaged accounts). This summary also does not address the tax consequences to shareholders, or other equity holders in, or beneficiaries of, a holder, or any state, local or foreign tax consequences of the purchase, ownership or disposition of the Notes.

Accordingly, prospective investors are urged to consult their tax advisors with respect to the federal, state and local tax consequences of investing in the Notes, as well as any consequences arising under the laws of any other taxing jurisdiction to which they may be subject.

PROSPECTIVE PURCHASERS OF NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

Federal Income Tax Treatment of U.S. Holders

Accruals of Original Issue Discount on the Notes

We have determined that the U.S. dollar is the “denomination currency” for the Notes for federal income tax purposes. Accordingly, U.S. Holders will not recognize foreign currency gain or loss with respect to the Notes for U.S. federal income tax purposes. A U.S. Holder will generally be bound by our determination that the denomination currency for the Notes is the U.S. dollar, unless our determination is unreasonable and the U.S. Holder timely discloses to the Internal Revenue Service (“IRS”) on its tax return for the year it purchases the Notes that the denomination currency is more properly one of the Reference Currencies. If the denomination currency for the Notes were determined to be one of the Reference Currencies, the Notes would be subject to special rules that apply to nonfunctional currency contingent payment debt instruments, which could affect the amount, timing and character of income, gain or loss recognized by U.S. Holders in respect of the Notes.

We intend to treat the Notes as “contingent payment debt instruments” (“CPDIs”) subject to taxation under the “noncontingent bond method.” The remainder of this discussion assumes the Notes will be subject to the noncontingent bond method and will not be subject to the special rules for nonfunctional currency contingent payment debt instruments.

Under the noncontingent bond method, U.S. Holders of the Notes will accrue OID over the term of the Notes based on the Notes’ “comparable yield.” As a result, U.S. Holders will be required to include OID with respect to their Notes in gross income each year even though no cash payments will be made with respect to the Notes until maturity.

In general, the comparable yield of a CPDI is equal to the yield at which its issuer would issue a fixed-rate debt instrument with terms and conditions similar to those of the CPDI, including the level of subordination, term, timing of payments, and general market conditions. If a hedge of the CPDI is available that, if integrated with the CPDI, would produce a synthetic debt instrument with a determinable yield to maturity, the comparable yield will be equal to the yield on the synthetic debt instrument. Alternatively, if such a hedge is not available, but fixed-rate debt instruments of the issuer trade at a price that reflects a spread above a benchmark rate, the comparable yield is the sum of the value of the benchmark rate on the issue date and the spread. Under the noncontingent bond method, the issuer’s reasonable determination of a comparable yield is respected and binding on holders of the CPDI.

Based on these factors, we estimate that the comparable yield of the Notes will be an annual rate of approximately [•]%, compounded annually. Accordingly, U.S. Holders will accrue OID in respect of the Notes at a rate equal to the comparable yield. The amount of OID allocable to each annual accrual period will be the product of the “adjusted issue price” of the Notes at the beginning of each such annual accrual period and the comparable yield. The “adjusted issue price” of the Notes at the beginning of an accrual period will equal the issue price of the Notes, increased by the OID accrued in all prior periods. The amount of OID includible in income of each U.S. Holder for each taxable year will equal the sum of the “daily portions” of the total OID on the Notes allocable to each day during the taxable year in which a U.S. Holder held the Notes, regardless of the U.S. Holder’s method of accounting. The daily portion of the OID is determined by allocating to each day in any accrual period a ratable portion of the OID allocable to such accrual period.

Under the noncontingent bond method, the comparable yield of a CPDI is used to construct a projected payment schedule that reflects a projected payment at maturity and produces the comparable yield. U.S. Holders may obtain the projected payment schedule by contacting [Tax Director, Barclays Bank PLC at (212) 412-1000].

Under the noncontingent bond method, the projected payment schedule is not revised to account for changes in circumstances that occur while the Notes are outstanding.

The comparable yield and the projected payment schedule for the Notes are used to determine accruals of OID for tax purposes only, and are not assurances by us or any of our affiliates with respect to the actual yield or payments on the Notes and do not represent expectations by any such person regarding a Note’s yield or the currency performance of the Reference Currencies.

A U.S. Holder will generally be bound by our determination of the comparable yield and projected payment schedule for the Notes, unless the U.S. Holder determines its own projected payment schedule and comparable yield, explicitly discloses the schedule to the IRS, and explains to the IRS the reason for preparing its own schedule. We believe that the projected payment schedule and comparable yield that we provide for the Notes will be reasonable and will therefore be respected by the IRS. Our determination, however, is not binding on the IRS, and the IRS could conclude that some other comparable yield or projected payment schedule should be used for the Notes.

The Issuer expects that interest paid on the Notes will be income from sources outside the United States for purposes of foreign tax credits allowable to a U.S. Holder. U.S. Holders should consult their tax advisors regarding the U.S. federal foreign tax credit consequences to them of an investment in the Notes.

Sale, Exchange, Retirement, or Other Disposition of the Notes

If the payment of the Maturity Redemption Amount on the Maturity Date exceeds the projected payment amount in the projected payment schedule, a U.S. Holder will be required to include such excess in income as ordinary interest on the Maturity Date. Alternatively, if the Maturity Redemption Amount payment is less than the projected payment amount, the shortfall will be treated as an offset to any OID otherwise includible in income by the U.S. Holder with respect to the Note for the taxable year in which the Maturity Date occurs, and any remaining portion of such shortfall may be recognized and deducted by the U.S. Holder as an ordinary loss that will not be subject to the two percent floor limitation imposed on miscellaneous deductions under section 67 of the Code.

A U.S. Holder will generally recognize gain or loss on the sale, exchange, or other disposition of a Note to the extent that the amount realized is more or less than its purchase price, increased by the OID previously accrued by the U.S. Holder on the Note. In general, any gain realized by a U.S. Holder on the sale, exchange or other disposition of a Note will be treated as ordinary interest income, and any loss realized will be treated as an ordinary loss to the extent of the OID previously accrued by the U.S. Holder on the Note, and the loss will not be subject to the two percent floor limitation imposed on miscellaneous deductions under section 67 of the Code. Any loss in excess of the accrued OID will be treated as a capital loss. The deductibility of capital losses by U.S. Holders is subject to limitations.

Information Reporting and Backup Withholding

Distributions made on the Notes and proceeds from the sale of Notes to or through certain brokers may be subject to a “backup” withholding tax on “reportable payments” unless, in general, the Noteholder complies with certain procedures or is an exempt recipient. Any amounts so withheld from distributions on the Notes generally would be refunded by the IRS or allowed as a credit against the Noteholder’s federal income tax, provided the Noteholder makes a timely filing of an appropriate tax return or refund claim.

Reports will be made to the IRS and to Noteholders that are not exempt from the reporting requirements.

$[•]

BARCLAYS BANK PLC

100% PRINCIPAL PROTECTED NOTES DUE DECEMBER [•], 2008

LINKED TO THE PERFORMANCE OF A BASKET OF

MULTIPLE ASSET CLASSES

PRICING SUPPLEMENT

JUNE [•], 2006

(TO PROSPECTUS DATED SEPTEMBER 21, 2005 AND

PROSPECTUS SUPPLEMENT DATED SEPTEMBER 22, 2005)

Barclays Capital